As filed with the Securities and Exchange Commission on August 18, 2014
Registration No. 333-177054

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_______________

CARVER BANCORP, INC.
(Exact name of registrant as specified in its charter)
_______________

Delaware	6,712	13-3904174
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

75 West 125th Street, New York, New York 10027-4512
(718) 230-2900
(Address, including zip code, telephone number,
including area code, of registrant's principal executive offices)
_______________

Copies of all correspondence to:

David L. Toner	Larry M.F. Spaccasi, Esq.
First Senior Vice President and Chief Financial Officer	Luse Gorman Pomerenk & Schick, P.C.
Carver Bancorp, Inc.	5335 Wisconsin Avenue, N.W.
75 West 125th Street	Suite 780
New York, New York 10027-4512	Washington, D.C. 20015
(718) 676-8936	(202) 274-2000
(212) 426-6159-Facsimile	(202) 362-2902 Facsimile
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐         Accelerated filer ☐
Non-accelerated filer ☐          Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per security		Proposed maximum aggregate offering price	Amount of registration fee *
Series D Preferred Stock, $0.01 par value per shares	45,118 shares		$1,000.00	(3)	$45,118,000	$5,812
Common Stock, $0.01 par value per share	9,047,331 shares	(1)(2)	$9.30	(4)	84,140,179	10,837
Total					$129,258,179	$16,649

(1)
Represents (i) 3,529,325 shares of common stock currently outstanding and (ii) 5,518,006 shares of common stock that may be issued to the holders of the Registrant’s Series D Preferred Stock upon the occurrence of certain transfers that cause the conversion of the Series D Preferred Stock. The Series D Preferred Stock will convert automatically upon the occurrence of certain transfers, including some sales by the selling stockholders. Shares of common stock issued to persons who purchase Series D Preferred Stock from the selling shareholders are offered by, and will be issued by, the Registrant.

(2)
In the event of a stock split, reverse stock split, stock dividend, anti-dilution adjustment or similar transaction involving common stock of the Registrant, the number of shares registered shall be automatically increased to cover the additional shares or decreased to reflect the event in accordance with Rule 416(b) under the Securities Act.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the initial price of the Company’s Series C Preferred Stock, a portion of which converted on a 1-to-1 basis into Series D Preferred Stock.

(4)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the last reported trading price of the Registrant’s common stock on the Nasdaq Capital Market on August 11, 2014.

*	A filing fee of $16,898 was previously paid in connection with the Registrant’s Registration Statement on Form S-1 filed on September 28, 2011.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

_________________________________________________________________________

Explanatory Note:
This Post-Effective Amendment No. 3 is being filed in order to incorporate by reference Carver Bancorp, Inc.’s Annual Report on Form 10-K for the year ended March 31, 2014 and certain other documents filed with the SEC by Carver Bancorp, Inc., and to make certain corresponding changes in the Registration Statement.

Prospectus
Carver Bancorp, Inc.
45,118 Shares of Series D Preferred Stock
9,047,331 Shares of Common Stock
This prospectus relates to the offering of two categories of our securities. The securities may be resold from time to time by and for the accounts of certain selling stockholders named in this prospectus. See “Plan of Distribution” for important information regarding the methods of resale of the securities offered pursuant to this prospectus. We will not receive any of the proceeds of such resales.

•	Common Stock
The first category of securities that this prospectus relates to is 3,529,325 shares of Common Stock held by certain selling stockholders.
•Series D Preferred Stock and Common Stock Issuable Upon Conversion of Series D Preferred Stock
The second category of securities that this prospectus relates to is 45,118 shares of our Series D Preferred Stock held by certain selling stockholders and up to 5,518,006 shares of Common Stock that may be issued from time to time upon the subsequent conversion of shares of the Series D Preferred Stock. In the event of certain subsequent transfers of the Series D Preferred Stock, which may include sales pursuant to this prospectus, the Series D Preferred Stock will automatically convert into shares of Common Stock. See “Description of Securities-Series D Preferred Stock-Conversion” for more information regarding the conversion of the Series D Preferred Stock into shares of Common Stock. In most circumstances, a purchaser of Series D Preferred Stock pursuant to this prospectus will receive Common Stock instead of Series D Preferred Stock. In the event of such a transfer, shares of Common Stock issued to persons who purchase Series D Preferred Stock from the selling stockholders are offered by and will be issued by us. The conversion price of the Series D Preferred Stock is $8.1765, subject to anti-dilution adjustments. The shares of Common Stock will not be available until such time as particular shares of Series D Preferred Stock are sold in one or more transactions that cause the conversion of the Series D Preferred Stock.
This prospectus and the registration statement of which this prospectus forms a part may be amended from time to time, including to reflect changes in the number of shares of each of the above categories that may be resold by the selling stockholders pursuant to this prospectus and the price at which such shares may be resold by the selling stockholders.
Our shares of Common Stock are currently traded on the NASDAQ Capital Market under the symbol “CARV.” On August 11, 2014, the last reported sales price of our Common Stock was $9.30 per share. Our shares of Series D Preferred Stock are not currently listed or traded on any exchange.
The Selling Shareholders may sell all or a portion of the securities from time to time, in amounts, at prices and on terms determined at the time of offering. The selling stockholders may sell the securities by any means described in the section of this Prospectus entitled “Plan of Distribution,” including in ordinary broker transactions or in negotiated transactions, and they may pay broker commissions in connection with such transactions. The selling stockholders and any broker dealer executing sell orders on behalf of or purchasing from the selling stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933. Commissions received by any such broker dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.
The shares offered pursuant to this prospectus will be held in book-entry form with our registrar and transfer agent. No certificates will be issued with respect to such shares, and such shares will not be held in global form at The Depository Trust Company. If you wish to have your shares held through The Depository Trust Company, you will need to make arrangements with your broker to transfer your shares into the name of The Depository Trust Company or its nominee.
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our Series D Preferred Stock or Common Stock.

The securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is , 2014

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus. As a result, it does not contain all the information that may be important to you. To understand this transaction fully, you must read this entire prospectus carefully, including the risk factors beginning on page 10 and the documents incorporated by reference into this prospectus.
The Company
Carver Bancorp, Inc., a Delaware corporation (the “Company” or “Carver") is the holding company for Carver Federal Savings Bank (“Carver Federal” or the “Bank”), a federally chartered savings bank. The Company is headquartered in New York, New York. The Company conducts business as a unitary savings and loan holding company, and the principal business of the Company consists of the operation of its wholly‑owned subsidiary, Carver Federal. Carver Federal was founded in 1948 to serve African‑American communities whose residents, businesses and institutions had limited access to mainstream financial services. The Bank remains headquartered in Harlem, and predominantly all its ten branches and four stand‑alone 24/7 ATM Centers are located in low- to moderate‑income neighborhoods. Many of these historically underserved communities have experienced unprecedented growth and diversification of incomes, ethnicity and economic opportunity, after decades of public and private investment.
Carver Federal is the largest African‑American operated bank in the United States. The Bank remains dedicated to expanding wealth enhancing opportunities in the communities it serves by increasing access to capital and other financial services for consumers, businesses and non-profit organizations, including faith‑based institutions. A measure of its progress in achieving this goal includes the Bank’s “Outstanding” rating, issued by the OCC following its most recent Community Reinvestment Act (“CRA”) examination in 2012. The examination report noted that 76.1% of the Bank’s community development lending and 55.4% of the Bank’s Home-Owners Mortgage Disclosure Act (“HMDA”) reportable loan originations were within low- to moderate‑income geographies, which far exceeded peer institutions. The Bank had approximately $639.8 million in assets as of March 31, 2014 and employed approximately 132 employees as of March 31, 2014.
Carver Federal engages in a wide range of consumer and commercial banking services. Carver Federal provides deposit products including demand, savings and time deposits for consumers, businesses, and governmental and quasi‑governmental agencies in its local market area within New York City. In addition to deposit products, Carver Federal offers a number of other consumer and commercial banking products and services, including debit cards, online banking, online bill pay, and telephone banking. Carver Federal also offers a suite of products and services for unbanked and underbanked consumers, branded as Carver Community Cash. This includes check cashing, wire transfers, bill payments, reloadable prepaid cards and money orders.
Carver Federal offers loan products covering a variety of asset classes, including commercial, multi‑family and residential mortgages, construction loans and business loans. The Bank finances mortgage and loan products through deposits or borrowings. Funds not used to originate mortgages and loans are invested primarily in U.S. government agency securities and mortgage‑backed securities.
The Bank’s primary market area for deposits consists of the areas served by its nine branches in the Brooklyn, Manhattan and Queens boroughs of New York City. The neighborhoods in which the Bank’s branches are located have historically been low- to moderate‑income areas. The Bank’s primary lending market includes Bronx, Kings, New York and Queens counties in New York City, and lower Westchester County, New York. Although the Bank’s branches are primarily located in areas that were historically underserved by other financial institutions, the Bank faces significant competition for deposits and mortgage lending in its market areas. Management believes that this competition has become more intense as a result of increased examination emphasis by federal banking regulators on financial institutions’ fulfillment of their responsibilities under the CRA and more recently due to the decline in demand for loans by qualified borrowers. Carver Federal’s market area has a high density of financial institutions, many of which have greater financial resources, name recognition and market presence, and all of which are competitors to varying degrees. The Bank’s competition for loans comes principally from mortgage banking companies, commercial banks, and savings institutions. The Bank’s most direct competition for deposits comes from commercial banks, savings institutions and credit unions. Competition for deposits also comes from money market mutual funds, corporate and government securities funds, and financial intermediaries such as brokerage firms and insurance companies. Many of the Bank’s competitors have substantially greater resources and offer a wider array of financial services and products. This combined with competitors’ larger presence in the New York market add to the challenges the Bank faces in expanding its current market share and growing its near-term profitability.
Carver Federal’s more than 60 year history in its market area, its community involvement and relationships, targeted products and services and personal service consistent with community banking, help the Bank compete with other competitors that have entered its market.
The Bank formalized its many community focused investments on August 18, 2005, by forming Carver Community Development Company (“CCDC”). CCDC oversees the Bank’s participation in local economic development and other community‑based initiatives, including financial literacy activities. CCDC coordinates the Bank’s development of an innovative approach to reach the unbanked customer market in Carver Federal’s communities. Importantly, CCDC spearheads the Bank’s applications for grants and other resources to help fund these important community activities. In this connection, Carver Federal has successfully competed with large regional and global financial institutions in a number of competitions for government grants and other awards. In June 2006, Carver Federal was selected by the United States Department of the Treasury to receive an award of $59 million in New Markets Tax Credits (“NMTC”). In May 2009, Carver Federal won another NMTC award in the amount of $65 million and in August 2011, Carver Federal received a third NMTC award in the amount of $25 million. The NMTC award is used to stimulate economic development in low- to moderate‑income communities. The NMTC award enables the Bank to invest with community and development partners in economic development projects with attractive terms including, in some cases, below market interest rates, which may have the effect of attracting capital to underserved communities and facilitating revitalization of the community, pursuant to the goals of the NMTC program. The NMTC award provides a credit to Carver Federal against federal income taxes when the Bank makes qualified investments. In addition to the tax credit awards recognized, the Company may transfer rights to an investor in a NMTC project and recognize a gain on the transfer of rights. The Company’s ability to realize the benefit of the tax credits is dependent upon the Company generating sufficient taxable income. As of March 31, 2014, all three award allocations have been fully utilized in qualifying projects.
A description of our business and operations is included in our Annual Report on Form 10-K for the year ended March 31, 2014, filed with the SEC on July 15, 2014, and our Quarterly Reports on Form 10-Q for the period ended June 30, 2013, filed with the SEC on August 13, 2013, for the period ended September 30, 2013, filed with the SEC on November 12, 2013, for the period ended December 31, 2013, filed with the SEC on February 13, 2014, and for the period ended June 30, 2014, filed with the SEC on August 12, 2014, all of which are incorporated herein by reference.

Cease-and-Desist Orders
On February 7, 2011, the Company and the Bank consented to the Office of Thrift Supervision (“OTS”) issuing an Order to Cease and Desist against the Company (the “Company Order”) and against the Bank (the “Bank Order”) (together the “Orders”). The OTS issued the Orders based upon its findings that the Company and the Bank were operating with an inadequate level of capital for the volume, type and quality of assets held by the Company and the Bank, that they were operating with an excessive level of adversely classified assets and that earnings were inadequate to augment capital. The Orders impose significant restrictions on the operations of the Company and the Bank. Effective July 21, 2011, supervisory authority with respect to the Company Order was transferred from the OTS to the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the supervisory authority with respect to the Bank Order was transferred from the OTS to the Office of the Comptroller of the Currency (the “OCC”).
The Company Order requires, among other things, the Company to notify and receive the written permission of the Federal Reserve prior to (i) declaring, making or paying any dividends or other capital distributions, or repurchasing or redeeming any capital stock; (ii) incurring, issuing, renewing, repurchasing or rolling over any debt, increasing any current lines of credit or guaranteeing the debt of any entity; (iii) making certain changes to its directors or senior executive officers; (v) entering into, renewing, extending or revising any contractual arrangement related to compensation or benefits with any of its directors or senior executive officers; and (vi) making any golden parachute payments or prohibited indemnification payments. The Company Order also requires the Company to submit and adhere to a written plan to maintain and enhance the capital of the Company.
The Bank Order requires, among other things, the Bank (i) attain and maintain a Tier 1 Core Capital Ratio equal to or greater than nine percent (9%) and a Total Risk-Based Capital Ratio equal to or greater than thirteen percent (13%); (ii) revise and adhere to a written plan to identify, monitor and control risk associated with concentrations of assets; (iii) adhere to a detailed written plan with specific strategies, targets and timeframes to reduce the Bank’s level of problem assets, which include all criticized and classified assets; and (iv) ensure that the Bank’s financial reports and statements are timely and accurately prepared and filed. The Bank Order also provides that, unless the Bank first receives the prior written non-objection of the OCC, the Bank may not (i) originate or purchase, refinance, extend or otherwise modify any commercial real estate loan as defined in the Bank Order, unless the refinance, modification or extension meets certain criteria, including improving the credit quality and collectability of the loan; (ii) increase its asset size in any quarter greater than an amount equal to the net interest credited on deposit liabilities during the prior quarter; (iii) declare or pay dividends or make any capital distributions; (iv) make certain changes to its directors or senior executive officers; (v) enter into, renew, extend or revise any contractual arrangement related to compensation or benefits with any of its directors or senior executive officers; (vi) make any golden parachute or prohibited indemnification payments; (vii) enter into certain transactions with affiliates; and (xiii) enter into any arrangement or contract with a third party service provider that is significant or outside the normal course of business. Finally, without prior approval of the Federal Deposit Insurance Corporation (the “FDIC”), the Bank may not roll over or renew any brokered deposit or accept any new brokered deposits.
The Company and the Bank complied with the requirements of the Orders related to the submission of various plans and documentation by the April 30, 2011 deadlines set forth in the Orders. The Company and the Bank are actively working to rectify the following matters set forth in the Orders.

•
The Company and the Bank were operating with an inadequate level of capital. The Company completed a private placement of $55 million of preferred stock that closed on June 30, 2011, and contributed $44 million to the Bank. See “-Recapitalization Transaction.” The Bank’s Tier 1 Core Capital Ratio was 10.38% at March 31, 2014, compared to 10.26% at March 31, 2013, 9.83% at March 31, 2012 and 5.38% at March 31, 2011. The Bank’s Total Risk-Based Capital Ratio was 20.12% at March 31, 2014, compared to 19.55% at March 31, 2013, 16.94% at March 31, 2012 and 9.6% at March 31, 2011. In an effort to maintain the capital ratios at or above the minimum of 9.0% Tier 1 Core Capital Ratio and 13.0% Total Risk-Based Capital Ratio set forth in the Orders, the Company is actively marketing to fund new loans, reduce non-performing assets and grow non-interest income via additional product offerings (e.g. “Carver Community Cash”).

•
The Company and the Bank were operating with an excessive level of adversely classified assets. In order to reduce classified assets, the Company has continued to pursue the sale of certain loans. In the year ended March 31, 2014 and March 31, 2013, the Company transferred $12.6 million and $10.5 million, respectively, of non-performing loans into the held-for-sale category, and sold $20.8 million and $27.3 million, respectively, of loans. The Company has also engaged in loan resolution activities, which, together with the movement of non-performing loans into the held-for-sale category, has resulted in a decrease in non-performing loans to $12.6 million, or 3.22% of total loans, at March 31, 2014, compared to $30.6 million, or 8.27% of total loans, at March 31, 2013, $54.6 million, or 13.22% of total loans, at March 31, 2012 and $77.4 million, or 13.34% of total loans, at March 31, 2011. The Company’s resolution activities have also resulted in a decrease in non-performing assets to $18.9 million, or 2.96% of total assets, at March 31, 2014, compared to $46.1 million, or 7.23% of total assets, at March 31, 2013, $86.4 million, or 12.29% of total assets, at March 31, 2012, and $87.2 million, or 12.3% of total assets, at March 31, 2011. In addition, the Company is taking action diversify its portfolio to reduce concentration risk, including efforts to decrease construction loans, focus on owner‑occupied commercial real estate loans, and increase small business, non-profit, and consumer loans.

•
Earnings were inadequate to augment the Company’s and the Bank’s capital. In order to offset the decrease in yields experienced by the Company in recent quarters, the Company and the Bank are engaged in marketing efforts to attract more core deposits and make more loans, using the proceeds of the recapitalization transaction as well as the new deposit funds. In addition, the Company launched Carver Community Cash, a product line designed to meet the daily transaction needs of the unbanked, which generates direct revenues and which the Company believes will result in increased banking relationships with existing institutional customers and relationships with a new segment of retail customers.

The Company Order and the Bank Order are filed as exhibits to our Current Report on Form 8-K filed with the SEC on February 10, 2011, which are incorporated herein by reference.

Recapitalization Transaction

On June 29, 2011, the Company completed a private placement of 55,000 shares of the Company’s Mandatorily Convertible Non-Voting Participating Preferred Stock, Series C (the “Series C Preferred Stock”) to several institutional investors (the “Investors”) for an aggregate purchase price of $55.0 million. After the payment of fees of $3.2 million to our financial advisor in connection with the recapitalization transaction, and approximately $400,000 of legal, accounting and other fees related to the recapitalization transaction, our net proceeds were approximately $51.4 million.
Effective October 28, 2011, the Series C Preferred Stock converted into:

•	an aggregate of 1,208,039 shares of Common Stock, at a conversion price of $8.1765 (which reflects the 1-for-15 reverse stock split that was effective as of October 27, 2011); and

•	an aggregate of 45,118 shares of the Company’s Convertible Non-Cumulative Non-Voting Participating Preferred Stock, Series D (the “Series D Preferred Stock”), at a ratio of 1:1.
In connection with the private placement, the Company entered into an Exchange Agreement (the “Exchange Agreement”) with the United States Department of the Treasury (“Treasury”), pursuant to which Treasury agreed to exchange the 18,980 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) that it held for shares of Common Stock at the same conversion price applicable to the conversion of the Series C Preferred Stock (the “Exchange”). The Exchange was effective October 28, 2011, and the Series B Preferred Stock was exchanged for 2,321,286 shares of Common Stock.
The Exchange Agreement grants Treasury the right to include the shares of Common Stock received in exchange for the shares of Series B Preferred Stock pursuant to the Exchange Agreement in any registration statement filed by the Company, including with respect to registration of securities held by other selling stockholders. In the event that an underwriter advises the Company that it is necessary to reduce the number of securities included in any registered offering initiated by the Company, the securities shall be included in the following order of priority: first, shares of Common Stock held by Treasury; second, shares being issued by the Company; third, shares of Common Stock held by any person to whom Treasury has transferred such securities; and fourth, any other securities proposed to be included in the registration statement. In addition, in the event that an underwriter advises the Company that it is necessary to reduce the number of securities included in any registered offering initiated upon demand of holders of the Series D Preferred Stock or Common Stock issued upon conversion of the Series D Preferred Stock, the securities shall be included in the following order of priority: first, shares of Common Stock held by Treasury; second, shares being issued by the Company; and third, any other securities proposed to be included in the registration statement.
In connection with the private placement and the Exchange, the Company held a meeting of its stockholders on October 25, 2011, at which the stockholders approved the following proposals related to the recapitalization transaction: an increase in the number of shares of authorized Common Stock (which was not effected because of the 1-for-15 reverse stock split); the conversion of the Series C Preferred Stock into shares of Series D Preferred Stock and Common Stock; the issuance of the Series D Preferred Stock; the subsequent conversion of the Series D Preferred Stock into shares of Common Stock in the event of certain transfers; the exchange of the Series B Preferred Stock for Common Stock; and an amendment of the Company’s certificate of incorporation that permits Treasury to vote shares of Common Stock that it holds in excess of 10% of the Company’s outstanding Common Stock. In addition, the stockholders approved a 1-for-15 reverse stock split pursuant to which each 15 shares of the Company’s Common Stock would be converted into one share of Common Stock. The 1-for-15 reverse stock split was effective as of October 27, 2011, resulting in a reduction in the number of outstanding shares of the Company’s Common Stock from 2,510,238 to 166,975, an increase of the conversion price of the Series C Preferred Stock and the Series D Preferred Stock and the exchange ratio of the Series B Preferred Stock from $0.5451 to $8.1765, and a corresponding decrease in the number of shares of Common Stock issued to the Investors and Treasury.

Corporate Information

Our principal executive offices are located at 75 West 125th Street, New York, New York, 10027-4512. Our telephone number is (718) 230-2900. Our internet address is www.carverbank.com. Information contained on, or that is accessible through, our website should not be considered to be part of this prospectus.

Listing
Our shares of Common Stock are currently traded on the NASDAQ Capital Market under the symbol “CARV.” On August 11, 2014, the last reported sales price of our Common Stock was $9.30 per share. Our shares of Series D Preferred Stock are not listed or traded on any market or exchange.

Resale of Common Stock by Selling Stockholders
A total of 3,529,325 shares of Common Stock are offered pursuant to this prospectus. These shares of Common Stock are offered for sale by the selling stockholders identified in this prospectus, and not by us. Please see “Description of Securities-Common Stock” for important information regarding our Common Stock.
We will not receive any proceeds from the sale by the selling stockholders of the any of these shares of Common Stock.

Shares of Common Stock outstanding prior to the offering of Common Stock.	3,696,060 shares of Common Stock(1)
Shares of Common Stock outstanding after the completion of the offering of shares of Common Stock by the selling stockholders	3,696,060 shares of Common Stock(2)
Proceeds and Use of Proceeds	We will not receive any proceeds from the sale by the selling stockholders of these shares of Common Stock

(1)	As of August 11, 2014.

(2)
Does not give effect to the issuance of 5,518,006 shares of Common Stock upon conversion of the Series D Preferred Stock. If all of the Series D Preferred Stock also converts, there would be 9,214,066 shares of Common Stock outstanding.

Resale of Series D Preferred Stock and Common Stock by Selling Stockholders

A total of 45,118 shares of our Series D Preferred Stock and 5,518,006 shares of Common Stock issuable upon conversion of the Series D Preferred Stock are offered pursuant to this prospectus. The shares of Series D Preferred Stock are offered for sale by the selling stockholders identified in this prospectus, and not by us. In the event of certain transfers resulting in the conversion of the Series D Preferred Stock, shares of Common Stock issued to persons who purchase Series D Preferred Stock from the selling stockholders are offered by, and will be issued by, us. Please see “Description of Securities-Series D Preferred Stock” and “-Common Stock” for important information regarding the Series D Preferred Stock and the Common Stock into which the Series D Preferred Stock may be converted.
In the event of certain transfers of the Series D Preferred Stock, including certain sales by selling stockholders pursuant to this prospectus, the Series D Preferred Stock will automatically convert into shares of Common Stock, and the purchaser will not receive shares of Series D Preferred Stock.
We will not receive any proceeds from the sale by the selling stockholders of the any of the shares of Series D Preferred Stock or the issuance by us of Common Stock into which the Series D Preferred Stock may convert.

Shares of Series D Preferred Stock outstanding prior to the offering.	45,118 shares of Series D Preferred Stock
Shares of Series D Preferred Stock outstanding after the offering.	45,118 shares of Series D Preferred Stock (1)
Shares of Common Stock outstanding prior to the offering of Common Stock underlying Series D Preferred Stock.	3,696,060 shares of Common Stock(2)
Shares of Common Stock outstanding after the conversion of the Series D Preferred Stock and the offering of Common Stock issuable upon the conversion of the Series D Preferred Stock.	9,214,066 shares of Common Stock (3)
Proceeds and Use of Proceeds
We will not receive any proceeds from the sale by the selling stockholders of the Series D Preferred Stock or any of the shares of Common Stock issuable upon conversion of the Series D Preferred Stock.

(1)
Assumes that all shares of Series D Preferred Stock are sold in transfers that do not cause the Series D Preferred Stock to convert into shares of Common Stock. If some of the shares of Series D Preferred Stock are sold in transfers that result in the conversion of the Series D Preferred Stock into shares of Common Stock, there will be fewer shares of Series D Preferred Stock outstanding after the offering.

(2)	As of August 11, 2014.

(3)
Assumes that all shares of Series D Preferred Stock are sold in transfers that cause the Series D Preferred Stock to convert into shares of Common Stock. If some of the shares of Series D Preferred Stock are sold in transfers that do not result in the conversion of the Series D Preferred Stock into shares of Common Stock, there will be fewer shares of Common Stock outstanding after the offering.

FORWARD-LOOKING STATEMENTS

       This prospectus includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward‑looking statements” under the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “may,” “will,” “should,” “could,” “expect,” “believe,” “intend” and other words of similar meaning.

Examples of forward‑looking statements include, but are not limited to, estimates with respect to the Company’s financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include but are not limited to the following factors, as well as the factors set forth under “Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended March 31, 2014:

•
the ability of the Company and the Bank to comply with regulatory orders, including the current Orders, that may be imposed upon the Company and the Bank, and the effect on operations resulting from restrictions that are set forth in the Orders, and that may be set forth in any additional regulatory orders;

•
the results of examinations by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses, write down assets, change our regulatory capital position, limit our ability to borrow funds or maintain or increase deposits, or prohibit us from paying dividends, which could adversely affect our dividends and earnings;

•	restrictions set forth in the terms of the Series D Preferred Stock and in the exchange agreement with the U.S. Treasury that may limit our ability to raise additional capital;

•
national and/or local changes in economic conditions, which could occur from numerous causes, including political changes, domestic and international policy changes, unrest, war and weather, or conditions in the real estate, securities markets or the banking industry, which could affect liquidity in the capital markets, the volume of loan originations, deposit flows, real estate values, the level of non-interest income and the amount of loan losses;

•	changes in existing loan portfolio composition (including increases in commercial lending) and credit quality, and changes in loan loss requirements;

•	changes in the level of trends of delinquencies and write-offs and in our allowance and provision for loan losses;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	changes in the level of government support of housing finance;

•	the Company’s success in implementing new business initiatives, including expanding its product line, adding new branches and ATM centers and successfully building its brand image;

•	changes in interest rates which may reduce net interest margin and net interest income;

•	increases in competitive pressure among financial institutions or non-financial institutions;

•	changes in consumer spending, borrowing and savings habits;

•	technological changes which may be more difficult to implement or more costly than anticipated;

•	changes in deposit flows, loan demand, real estate values, borrowing facilities, capital markets and investment opportunities which may adversely affect the business;

•
changes in accounting standards, policies and practices, as may be adopted or established by the regulatory agencies, the Financial Accounting Standards Board could negatively impact the Company’s financial results;

•	litigation or regulatory actions, whether currently existing or commencing in the future, which may restrict our operations or strategic business plans;

•	the ability to originate and purchase loans with attractive terms and acceptable credit quality;

•	the ability to utilize the New Markets Tax Credits;

•	the ability to attract and retain key members of management; and

•	the ability to realize cost efficiencies.

Because forward‑looking statements are subject to numerous assumptions, risks and uncertainties, actual results or future events could differ materially from those that the Company anticipates in its forward-looking statements. Accordingly, all of the forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward‑looking statements or that are otherwise included in or incorporated by reference into this prospectus. The forward‑looking statements contained in this prospectus are made as of the date hereof, and the Company assumes no obligation to, and expressly disclaims any obligation to, update these forward‑looking statements to reflect actual results, events or circumstances after the date of this prospectus, changes in assumptions or changes in other factors affecting such forward‑looking statements or to update the reasons why actual results could differ from those projected in the forward‑looking statements, except as legally required. For a discussion of additional factors that could adversely affect the Company’s future performance, see “Risk Factors.”

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in or incorporated by reference into this prospectus, including the risk factors previously disclosed in our Annual Report on Form 10-K for the year ended March 31, 2014 and our Quarterly Reports on Form 10-Q for the periods ended June 30, 2013, September 30, 2013 and December 31, 2013, before making a decision to invest in our securities. We have described in this prospectus and in the documents incorporated by reference into this prospectus all material risks associated with our operations and an investment in our Common Stock or Series D Preferred Stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that are not known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition or results of operations. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed and we may not be able to achieve our expectations, projections, intentions or beliefs about future events that are intended as “forward‑looking statements” under Private Securities Litigation Reform Act of 1995. These risk factors should be read in conjunction with the section entitled “Forward‑Looking Statements.”

Risks Associated with our Business and Operations
The Company will become subject to more stringent capital requirements, which may adversely impact our return on equity, or constrain us from paying dividends or repurchasing shares.

In July 2013, the FDIC and the Federal Reserve approved a new rule that will substantially amend the regulatory risk-based capital rules applicable to the Bank and the Company. The final rule implements the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act.

The final rule includes new minimum risk-based capital and leverage ratios, which will be effective for the Bank and the Company on January 1, 2015, and refines the definition of what constitutes “capital” for purposes of calculating these ratios. The new minimum capital requirements will be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4%. The final rule also establishes a “capital conservation buffer” of 2.5%, and will result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%; (ii) a Tier 1 to risk-based assets capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase each year until fully implemented in January 2019. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such actions.

The application of more stringent capital requirements for the Bank and the Company could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions constraining us from paying dividends or repurchasing shares if we were to be unable to comply with such requirements.

Our results of operations may be adversely affected by loan repurchases from U.S. Government Sponsored entities (“GSEs”).

In connection with the sale of loans, we as the loan originator are required to make a variety of representations and warranties regarding the originator and the loans that are being sold. If a loan does not comply with the representations and warranties, Carver may be obligated to repurchase the loans, and in doing, so incur any loss directly. Prior to December 31, 2009 the Bank originated and sold loans to Fannie Mae (“FNMA”). During fiscal years 2012 through 2014, the Bank has been obligated to repurchase 19 loans previously sold to FNMA. There is no assurance that the Bank will not be required to repurchase additional loans in the future. Accordingly, any repurchase obligations to FNMA could materially and adversely affects the Bank's results of operations and earnings in the future.

The prolonged negative effect of the recession and weak economic recovery will continue to adversely affect our financial performance.
The severe recession and weak economic recovery has resulted in continued uncertainty in the financial and credit markets in general. There is also continued concern about the possibility of another economic downturn. The Federal Reserve, in an attempt to stimulate the overall economy, has, among other things, kept interest rates low through its targeted federal funds rate and purchased mortgage‑backed securities. While this has helped the economy from declining further and has reduced the Bank’s cost of funds, the low rates have made it difficult for the Bank to earn interest income on investments and loans. If the Federal Reserve increases the federal funds rate, overall interest rates will likely rise which may negatively impact the housing markets, businesses’ ability to borrow, and the U.S. economic recovery. Regardless of the cause or the Federal Reserve’s response, a prolonged weakness in the economy generally, and in the financial services industry in particular, could continue to negatively affect our operations in multiple ways, including the ability to originate new loans at reasonable rates and the continued deterioration of our loan portfolio, requiring increased provisions and costs to manage problem assets.
The Company’s results of operations are affected by economic conditions in the New York metropolitan area.
At March 31, 2014, a significant majority of the Bank’s lending portfolio is concentrated in the New York metropolitan area. As a result of this geographic concentration, our results of operations are largely dependent on economic conditions in this area. Further decreases in real estate values could adversely affect the value of property used as collateral for loans to its borrowers. Adverse changes in the economy caused by inflation, recession, unemployment or other factors beyond the Bank’s control may also continue to have a negative effect on the ability of borrowers to make timely mortgage or business loan payments, which would have an adverse impact on earnings. Consequently, deterioration in economic conditions in the New York metropolitan area could have a material adverse impact on the quality of the Bank’s loan portfolio, which could result in increased delinquencies, decreased interest income results as well as an adverse impact on loan loss experience with probable increased allowance for loan losses. Such deterioration also could adversely impact the demand for products and services, and, accordingly, further negatively affect results of operations.
The Bank is operating in a challenging and uncertain economic environment, both nationally and locally. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the ongoing economic recession, including job losses, could have an adverse effect on the Bank’s borrowers or their customers, which could adversely affect the Bank’s financial condition and results of operations. In addition, the Bank has experienced declines in real estate values in all markets in which it lends. Such decreases in real estate values, particularly where the original appraised values do not reflect current market conditions, could adversely affect the value of property used as collateral for loans.
Further, significant increases in job losses and unemployment will have a negative impact on the financial condition of residential borrowers and their ability to remain current on their mortgage loans. A continuation or further deterioration in national and local economic conditions, including an accelerating pace of job losses, particularly in the New York metropolitan area, could have a material adverse impact on the quality of the Bank’s loan portfolio, which could result in further increases in loan delinquencies, causing a decrease in the Bank’s interest income as well as an adverse impact on the Bank’s loan loss experience, causing an increase in the Bank’s allowance for loan losses and related provision and a decrease in net income. Such deterioration could also adversely impact the demand for the Bank’s products and services, and, accordingly, the Bank’s results of operations.
Current economic conditions may not improve and may worsen, which could result in a decrease in the Bank’s interest income or an adverse impact on loan losses.

Our business may be adversely affected by current conditions in the financial markets, the real estate market and economic conditions generally.
Beginning in the latter half of 2007 and continuing into 2013, negative developments in the capital markets resulted in uncertainty and instability in the financial markets, and an economic downturn. The housing market declined, resulting in decreasing home prices and increasing delinquencies and foreclosures. The credit performance of residential and commercial real estate, construction and land loans resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. The declines in the performance and value of mortgage assets encompassed all mortgage and real estate asset types, leveraged bank loans and nearly all other asset classes, including equity securities. These write-downs have caused many financial institutions to seek additional capital or to merge with larger and stronger institutions. Some financial institutions have failed. Continued, and potentially increased, volatility, instability and weakness could affect our ability to sell investment securities and other financial assets, which in turn could adversely affect our liquidity and financial position. This instability also could affect the prices at which we could make any such sales, which could adversely affect our earnings and financial condition.
Concerns over the stability of the financial markets and the economy have resulted in decreased lending by some financial institutions to their customers and to each other. This tightening of credit has led to increased loan delinquencies, lack of customer confidence, increased market volatility and a widespread reduction in general business activity. Competition among depository institutions for deposits has increased significantly, and access to deposits or borrowed funds has decreased for many institutions. It has also become more difficult to assess the creditworthiness of customers and to estimate the losses inherent in our loan portfolio.
Current conditions, including high unemployment, soft real estate markets, and the decline of home sales and property values, could negatively affect the volume of loan originations and prepayments, the value of the real estate securing our mortgage loans, and borrowers’ ability to repay loan obligations, all of which could adversely impact our earnings and financial condition. Business activity across a wide range of industries and regions is greatly reduced, and local governments and many companies are in serious difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. A worsening of current conditions would likely adversely affect our business and results of operations, as well as those of our customers. As a result, we may experience increased foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.
The soundness of other financial institutions could negatively affect the Company.
Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. Any such losses could materially and adversely affect our results of operations.
The allowance for loan losses could be insufficient to cover the Company’s actual loan losses.
We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Material additions to the allowance would materially decrease net income.
In addition, our regulators periodically review the allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. A material increase in the allowance for loan losses or loan charge-offs as required by the regulatory authorities would have a material adverse effect on the Company’s financial condition and results of operations.
Our concentration in multifamily loans and commercial real estate loans could, in a deteriorating economic climate, expose us to increased lending risks and related loan losses.
Although Carver Federal has reduced its concentration in non-owner occupied commercial real estate, multifamily and construction loans to within board-approved policy limits, Carver Federal continues to maintain a high concentration in this area and has begun, on a select basis, renewing existing loans and making new loans. Further deterioration in the economy could expose Carver Federal to additional losses in this segment of its loan portfolio.

Changes in interest rate environment may negatively affect the Company’s net income, mortgage loan originations and valuation of available-for-sale securities.
Our primary source of income is net interest income, which is the difference between the interest income generated by our interest-earning assets (consisting primarily of loans and, to a lesser extent, securities) and the interest expense produced by our interest-bearing liabilities (consisting primarily of deposits and wholesale borrowings).

The cost of our deposits and short-term wholesale borrowings is largely based on short-term interest rates, the level of which is driven by the Federal Open Market Committee. However, the yields generated by our loans and securities are typically driven by intermediate-term (i.e., five-year) interest rates, which are set by the market and generally vary from day to day. The level of net interest income is therefore influenced by movements in such interest rates, and the pace at which such movements occur. If the interest rates on our interest-bearing liabilities increase at a faster pace than the interest rates on our interest-earning assets, the result could be a reduction in net interest income and with it, a reduction in our earnings. Our net interest income and earnings would be similarly impacted were the interest rates on our interest-earning assets to decline more quickly than the interest rates on our interest-bearing liabilities.

In addition, such changes in interest rates could affect our ability to originate loans and attract and retain deposits; the fair values of our securities and other financial assets; the fair values of our liabilities; and the average lives of our loan and securities portfolios.

Changes in interest rates could also have an effect on loan refinancing activity which, in turn, would impact the amount of prepayment penalty income we receive on our multi-family and commercial real estate loans. Because prepayment penalties are recorded as interest income, the extent to which they increase or decrease during any given period could have a significant impact on the level of net interest income and net income we generate during that time.

In addition, changes in interest rates could have an effect on the slope of the yield curve. If the yield curve were to invert or become flat, our net interest income and net interest margin could contract, adversely affecting our net income and cash flows and the value of our assets.

Further, the actual amount of time before mortgage and business loans and mortgage-backed securities are repaid can be significantly impacted by changes in mortgage prepayment rates and prevailing market interest rates impacting not only Carver Federal's interest income, but Carver Federal's liquidity. Mortgage prepayment rates will vary due to a number of factors, including the regional economy in the area where the underlying mortgages were originated, seasonal factors, demographic variables and the ability to assume the underlying mortgages. However, the major factors affecting prepayment rates are prevailing interest rates, related loan refinancing opportunities and competition.

Finally, the estimated fair value of the Company's available-for-sale securities portfolio may increase or decrease materially depending on changes in interest rates. Carver Federal's securities portfolio is comprised primarily of fixed rate securities.
The Company and Carver Federal may not be able to comply with the Orders, which could adversely affect our financial condition and results of operations.

The Orders contain a number of requirements, including the requirement to raise sufficient capital to ensure that Carver Federal maintains Tier 1 Core capital and Total Risk Based capital of at least 9.00% and 13.00%, respectively, and the requirement to substantially resolve problem assets. On June 29, 2011, the Company raised $55 million and contributed $44 million to Carver Federal during the year ended March 31, 2012. Carver Federal is currently in compliance with the required minimum capital levels, but may not be able to maintain compliance. Carver Federal also continues to have a high level of problem assets and may not be able to resolve its problem assets using available capital or in a time period acceptable to the OCC. The Orders also place restrictions on growth in assets and changes in directors and management, as well as other requirements or restrictions. Compliance with some of the provisions set forth in the Orders, such as growth restrictions, may adversely affect our results of operations. In addition, as long as the Orders remain in effect, our ability to grow our business and make significant changes to our operations will be restricted, which could adversely affect our results of operations.

Strong competition within the Bank’s market areas could adversely affect profits and slow growth.
The New York metropolitan area has a high density of financial institutions, of which many are significantly larger than Carver Federal and with greater financial resources. Additionally, various large out-of-state financial institutions may continue to enter the New York metropolitan area market. All are considered competitors to varying degrees.
Carver Federal faces intense competition both in making loans and attracting deposits. Competition for loans, both locally and in the aggregate, comes principally from mortgage banking companies, commercial banks, savings banks and savings and loan associations. Most direct competition for deposits comes from commercial banks, savings banks, savings and loan associations and credit unions. The Bank also faces competition for deposits from money market mutual funds and other corporate and government securities funds as well as from other financial intermediaries such as brokerage firms and insurance companies. Market area competition is a factor in pricing the Bank’s loans and deposits, which could reduce net interest income. Competition also makes it more challenging to effectively grow loan and deposit balances. The Company’s profitability depends upon its continued ability to successfully compete in its market areas.
Controls and procedures may fail or be circumvented, which may result in a material adverse effect on the Company’s business.
Management regularly reviews and updates the Company’s internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on Carver’s business, results of operations and financial condition.
As of March 31, 2014, management assessed the effectiveness of the Company's internal control over financial reporting based upon the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992). As a result of this assessment, we identified deficiencies in our internal control over financial reporting that we considered to represent a “material weakness". A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness in internal control over financial reporting related to the ongoing monitoring and evaluation of the design and conduct of internal controls associated with infrequent process activities, including changes related to the Company’s pension plan activities. As a result of the material weakness, errors were identified in the financial statements primarily related to pension costs associated with the termination of its pension plan.
With the oversight of senior management and our finance and audit committee, we have begun taking steps and plan to take additional measures to remediate the underlying causes of the material weakness, primarily through the development and implementation of additional policies, improved processes, documented procedures and training related to infrequent processes. We expect the remediation plan to be fully implemented by September 30, 2014.
The Bank and the Company operate in a highly regulated industry, which limits the manner and scope of business activities.
Carver Federal is subject to extensive supervision, regulation and examination by the OCC and to a lesser extent the FDIC. The Company is subject to extensive supervision, regulation and examination by the Federal Reserve. As a result, the Bank and the Company are limited in the manner in which they conduct their business, undertake new investments and activities and obtain financing. This regulatory structure is designed primarily for the protection of the deposit insurance funds and the Bank’s depositors, and not to benefit the Company’s stockholders. This regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to capital levels, the timing and amount of dividend payments, the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. In addition, the Bank must comply with significant anti-money laundering and anti-terrorism laws. Government agencies have substantial discretion to impose significant monetary penalties on institutions which fail to comply with these laws.
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) is significantly changing the current bank regulatory structure and affecting the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years. However, it is expected that the legislation and implementing regulations will materially increase our operating and compliance costs.

The Dodd-Frank Act created the CFPB with broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets. However, institutions of less than $10 billion in assets, such as the Bank, will continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and be subject to the primary enforcement authority of their prudential regulator rather than the Consumer Financial Protection Bureau. The Dodd-Frank Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws.

The Dodd-Frank Act requires minimum leverage (Tier 1) and risk-based capital requirements for bank and savings and loan holding companies that are no less than those applicable to banks, which will exclude certain instruments that previously have been eligible for inclusion by bank holding companies as Tier 1 capital, such as trust preferred securities.

Effective July 21, 2011, the Dodd-Frank Act eliminated the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts, which could result in an increase in our interest expense.

The Dodd-Frank Act also broadens the base for FDIC deposit insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution, rather than deposits. The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest bearing transaction accounts had unlimited deposit insurance through December 31, 2012. The legislation also increases the required minimum reserve ratio for the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits, and directs the FDIC to offset the effects of increased assessments on depository institutions with less than $10 billion in assets.

The Dodd-Frank Act requires publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments. It also provides that the listing standards of the national securities exchanges shall require listed companies to implement and disclose “clawback” policies mandating the recovery of incentive compensation paid to executive officers in connection with accounting restatements. The legislation also directs the Federal Reserve to promulgate rules prohibiting excessive compensation paid to bank holding company executives.

Restrictions on the Company and the Bank stemming from the Treasury’s equity interest in the Company may have a material effect on results of operations.
On January 20, 2009, the Company became a TARP CPP participant by completing the sale of $ 18.98 million in Series A preferred stock to Treasury. As a participant, among other things, the Company must adopt Treasury’s standards for executive compensation and corporate governance for the period during which Treasury holds equity issued under this program. These standards would generally apply to the Company's CEO, CFO and the three next most highly compensated officers (“Senior Executive”). The standards include (1) ensuring that incentive compensation for Senior Executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required claw-back of any bonus or incentive compensation paid to a Senior Executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to Senior Executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each Senior Executive. In particular, the change to the deductibility limit on executive compensation would likely increase slightly the overall cost of the Company's compensation programs. The Company was also required to adopt certain monitoring and reporting processes.

On August 27, 2010, the Company redeemed the Series A preferred stock and issued $18.98 million in Series B preferred stock in connection with the Company’s changing its participation from TARP CPP to TARP Community Development Capital Initiative (“CDCI”). On October 25, 2011 the Company’s shareholders voted and approved the exchange of TARP CDCI Series B preferred stock for common stock. On October 28, 2011 Treasury exchanged the CDCI Series B preferred stock for common stock. Under the terms of the agreement between the Treasury and the Company, the Company agreed that so long as the Treasury has an equity interest in the Company, it will continue to be bound by all of the current restrictions and requirements that the Treasury may choose to implement. The Company is unable to determine the impact that future restrictions and/or requirements resulting from the Treasury’s ownership interest may have on the Company’s results of operations.

Future FDIC assessments would negatively impact the Company’s results of operations.
In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The FDIC also adopted a uniform three-basis point increase in assessment rates effective on January 1, 2011. Any additional emergency special assessment or increases in insurance premiums imposed by the FDIC will likely negatively impact the Company’s earnings.
The Company is subject to certain risks with respect to liquidity.
“Liquidity” refers to the Company’s ability to generate sufficient cash flows to support operations and to fulfill obligations, including commitments to originate loans, to repay wholesale borrowings, and to satisfy the withdrawal of deposits by customers.
The Company’s primary sources of liquidity are the cash flows generated through the repayment of loans and securities, cash flows from the sale of loans and securities, deposits gathered organically through the Bank’s branch network, from socially motivated depositors, city and state agencies and deposit brokers; and borrowed funds, primarily in the form of wholesale borrowings from the Federal Home Loan Bank of New York (“FHLB-NY”). In addition, and depending on current market conditions, the Company has the ability to access the capital markets from time to time.
Deposit flows, calls of investment securities and wholesale borrowings, and prepayments of loans and mortgage‑related securities are strongly influenced by such external factors as the direction of interest rates, whether actual or perceived; local and national economic conditions; and competition for deposits and loans in the markets the Bank serves. Furthermore, changes to the FHLB-NY’s underwriting guidelines for wholesale borrowings may limit or restrict the Bank’s ability to borrow, and could therefore have a significant adverse impact on liquidity.
A decline in available funding could adversely impact the Bank’s ability to originate loans, invest in securities, and meet expenses, or to fulfill such obligations as repaying borrowings or meeting deposit withdrawal demands.
The Bank’s ability to pay dividends or lend funds to the Company is subject to regulatory limitations which may prevent the Company from making future dividend payments or principal and interest payments on its debt obligation.
The Company is a unitary savings and loan association holding company regulated by the Federal Reserve and almost all of its operating assets are owned by Carver Federal. The Company relies primarily on dividends from the Bank to pay cash dividends to its stockholders, to engage in share repurchase programs and to pay principal and interest on its trust preferred debt obligation. The OCC regulates all capital distributions by the Bank to the Company, including dividend payments, and the Federal Reserve regulates dividends by the Company. As the subsidiary of a savings and loan association holding company, Carver Federal must file a notice or an application (depending on the proposed dividend amount) with the OCC prior to each capital distribution. The OCC will disallow any proposed dividend that would result in Carver Federal’s failure to meet minimum capital requirements. In accordance with the Orders, Carver Federal and the Company are currently prohibited from paying any dividends without prior regulatory approval, and, as such, the Company has suspended the regular quarterly cash dividend on its common stock. The Company may not be permitted to resume the payment of dividends in the foreseeable future. The Orders also preclude future payment of interests on debentures related to the preferred securities issued by Carver Statutory Trust I, and, accordingly, the Company has elected to deter such payments.
The Company may not be able to utilize its income tax benefits.
The Company’s ability to utilize the deferred tax asset generated by New Markets Tax Credit income tax benefits as well as other deferred tax assets depends on its ability to meet the NMTC compliance requirements and its ability to generate sufficient taxable income from operations to generate taxable income in the future. Since the Bank has not generated sufficient taxable income to utilize tax credits as they were earned, a deferred tax asset has been recorded in the Company’s financial statements.
The future recognition of the Company’s deferred tax asset is highly dependent upon its ability to generate sufficient taxable income. A valuation allowance is required to be maintained for any deferred tax assets that we estimate are more likely than not to be unrealizable, based on available evidence at the time the estimate is made. In assessing the Company’s need for a valuation allowance, we rely upon estimates of future taxable income. Although we use the best available information to estimate future taxable income, underlying estimates and assumptions can change over time as a result of unanticipated events or circumstances influencing our projections. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, statutory rates, and future taxable income levels. The Company determined that it would not be able to realize all of its net deferred tax assets in the future, as such a charge to income tax expense in the second quarter of fiscal 2011 was made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through a decrease in income tax expense in the period in which that determination was made.
On June 29, 2011, the Company raised $55 million of equity. The capital raise triggered a change in control under Section 382 of the Internal Revenue Code. Generally, Section 382 limits the utilization of an entity’s net operating loss carry forwards, general business credits, and recognized built-in losses upon a change in ownership. The Company is subject to an annual limitation of approximately $0.9 million. The Company has a net deferred tax asset (“DTA”) of approximately $29.9 million. Based on management’s calculations the Section 382 limitation has resulted in previous reductions of the deferred tax asset by $5.8 million. The Company also continues to maintain a full valuation allowance for the remaining net deferred tax asset of $24.1 million. The Company is unable to determine how much, if any of the remaining DTA will be utilized.
The Company faces system failure risks and security risks.
The computer systems and network infrastructure that we and our third party service providers use could be vulnerable to unforeseen problems. Fire, power loss or other failures may affect the Company’s computer equipment and other technology, or that of its third party service providers. Also, the Company’s computer systems and network infrastructure could be damaged by “hacking” and “identity theft” which could adversely affect the results of the Company’s operations, or that of its third party service providers.
The Company’s business could suffer if it fails to retain skilled people.
The Company’s success depends on its ability to attract and retain key employees reflecting current market opportunities and challenges. Competition for the best people is intense, and the Company’s size and limited resources may present additional challenges in being able to retain the best possible employees, which could adversely affect the results of operations.

Risks Associated with Securities Offered by the Selling Stockholders.
The securities will rank junior to all of our and our subsidiaries’ liabilities in the event of a bankruptcy, liquidation or winding up.
In the event of bankruptcy, liquidation or winding up, our assets will be available to pay obligations on the securities only after all of our liabilities have been paid. Our Common Stock will rank junior to our Series D Preferred Stock. In addition, all of our preferred stock will rank in parity with the other series of preferred stock and will effectively rank junior to all existing and future liabilities of our subsidiaries and the capital stock (other than our Common Stock) of the subsidiaries held by entities or persons other than us or entities owned or controlled by us. In addition, upon our voluntary or involuntary liquidation, dissolution or winding up, holders of Common Stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. The rights of holders of our Common Stock and our Series D Preferred Stock to participate in the assets of our subsidiaries upon any liquidation, reorganization, receivership or conservatorship of Carver Federal will rank junior to the prior claims of that Carver Federal’s creditors, depositors and equity holders. As of March 31, 2014, we had total consolidated liabilities of approximately $588.3 million. In the event of bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of the Common Stock or Series D Preferred Stock then outstanding.
Treasury is a federal agency and your ability to bring a claim against Treasury under the federal securities laws may be limited.
The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act (the “FTCA”), provides that claims may not be brought against the United States or any agency or instrumentality thereof unless specifically permitted by act of Congress. The FTCA bars claims for fraud or misrepresentation. At least one federal court, in a case involving a federal agency, has held that the United States may assert its sovereign immunity to claims brought under the federal securities laws. In addition, Treasury and its officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by virtue of Section 3(c) thereof. Accordingly, any attempt to assert such a claim against the officers, agents or employees of Treasury for a violation of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part or resulting from any other act or omission in connection with the offerings of the shares of Common Stock by Treasury would likely be barred.

Risks Associated with our Common Stock
Certain provisions of our certificate of incorporation and bylaws may prevent or impede the holders of a minority of our Common Stock from obtaining representation on our board of directors and may also prevent or impede a change in control.
Provisions in our certificate of incorporation and bylaws may prevent or impede holders of a minority of our Common Stock from obtaining representation on our board of directors. First, our board of directors is divided into three classes with staggered three-year terms. A classified board makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur. Second, our certificate of incorporation provides that directors are elected by a plurality of the votes cast, which means that holder of less than a majority of our Common Stock may be able to elect directors. Third, our certificate of incorporation prohibits cumulative voting, which may make it more difficult for stockholders to elect stockholder nominees or to gain control of our board of directors. Fourth, our bylaws contain procedures and timetables for a stockholder wishing to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders, the effect of which may be to give our management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interests of stockholders generally. Fifth, we have the ability to issue preferred stock with voting rights to third parties who may be friendly to our board of directors. Sixth, our certificate of incorporation prohibits certain transactions with stockholders, which may make it more difficult for a third party to take control of the Company. Finally, our certificate of incorporation prohibits any stockholder who holds more than 10% of our outstanding voting stock from casting a vote with respect to such shares held in excess of 10% of our outstanding voting stock. See “Description of Securities-Anti-Takeover Law Provisions.” These provisions may make it less likely that a third party will be able to acquire all of our outstanding shares or engage in other transactions with the Company that would otherwise be favorable to holders of Common Stock.
In addition, our certificate of incorporation specifically permits Treasury to vote shares of our Common Stock that it holds in excess of 10% of our outstanding voting stock. Treasury currently owns approximately 62.8% of our outstanding Common Stock, which allows Treasury to control the outcome of some stockholder votes. After the conversion of all of the Series D Preferred Stock, Treasury would own approximately 25.2% of our outstanding Common Stock, which would allow Treasury to have significant influence over matters on which stockholders are asked to vote.
We are subject to a number of restrictions on our ability to pay dividends on our Common Stock.
The payment of dividends is within the discretion of our board of directors. The payment of cash dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. The Company Order prohibits us from paying any dividends without the prior consent of the Federal Reserve, and the Bank Order prohibits Carver Federal from paying any dividends to us without the prior consent of the OCC. We may not pay any dividends on our Common Stock if we do not simultaneously pay equivalent dividends on all outstanding Series D Preferred Stock. See “-Risks Associated with our Business and Operations-The Bank’s ability to pay dividends or lend funds to the Company is subject to regulatory limitations which may prevent the Company from making future dividend payments or principal and interest payments on its debt obligation.”
Your voting power may be severely diluted by the issuance of additional shares of Common Stock upon the conversion of the Series D Preferred Stock.
We are authorized to issue 10,000,000 shares of Common Stock, and there are currently 3,697,892 shares of our Common Stock outstanding and 45,118 shares of our Series D Preferred Stock outstanding. If the selling stockholders sell shares of Series D Preferred Stock in certain transactions, the shares of Series D Preferred Stock automatically convert into shares of Common Stock. We will be required to issue up to 5,518,006 additional shares of Common Stock in the event that the Series D Preferred Stock converts. If this occurs, and you do not purchase additional shares of Common Stock, your ownership would be significantly diluted, up to 249% if all of the shares of Series D Preferred Stock are converted. Because the Series D Preferred Stock shares in dividends and distributions on an as-converted basis with the Common Stock, the primary effect of the issuance of additional shares of Common Stock will be on the voting power of any shares of Common Stock that you own. For example, if you purchase 10,000 shares of our Common Stock prior to the conversion of any Series D Preferred Stock, you would be entitled to vote approximately 0.27% of our outstanding Common Stock. If all of the Series D Preferred Stock subsequently converted, however, your 10,000 shares of Common Stock would represent approximately 0.11% of the Common Stock outstanding and entitled to vote. You would need to purchase an additional 14,881 shares of our Common Stock (or such number of shares of Series D Preferred Stock as would convert into 14,881 shares of our Common Stock, which at the current conversion price would be approximately 122 shares of Series D Preferred Stock) in order to maintain your ability to vote 0.27% of our outstanding Common Stock.

Our Common Stock is relatively thinly traded, and the price of our Common Stock may decline.
The price of our Common Stock declined from 2008 through 2013. In addition, our Common Stock is thinly traded. You may not be able to sell any shares of Common Stock at a price that is above your purchase price, if at all. In addition, the sale of a large number of shares of Common Stock in a short period of time, including by the selling stockholders pursuant to this prospectus, could depress the market price.
Our Common Stock may be delisted if we are not able to meet the NASDAQ continued listing requirements.
On November 30, 2011, we received notice from the NASDAQ Stock Market that the NASDAQ Hearings Panel had made a determination to transfer the listing of the Company’s common stock from the NASDAQ Global Market to the NASDAQ Capital Market effective at the opening of the market on December 2, 2011. Although we believe that we are now in compliance with all continued listing requirements of The NASDAQ Capital Market, we may not be able to remain in compliance at all times. If we fail to meet the continued listing requirements, our shares of Common Stock may be delisted and we may be forced to list our shares of Common Stock on another exchange or quotation service. If this occurs, our Common Stock may become illiquid, and the price of our Common Stock may be negatively affected.

Risks Associated with our Series D Preferred Stock
You are likely to receive shares of Common Stock instead of Series D Preferred Stock due to circumstances beyond your control.
The Series D Preferred Stock automatically converts into shares of Common Stock upon the following transfers to third parties, except for transfers to any holder who purchased shares of Series C Preferred Stock in our private placement transaction or any affiliate of such holder:

•	a transfer in a widespread public distribution;

•
a transfer in which no transferee (together with its affiliates and other transferees acting in concert with it) acquires more than 2% of our Common Stock or any other class or series of our voting stock; or

•	a transfer to a transferee that (together with its affiliates and other transferees acting in concert with it) owns or controls more than 50% of our Common Stock, without regard to the transfer.
Whether or not a transaction in which you purchase shares of Series D Preferred Stock will cause the Series D Preferred Stock to convert is largely dependent on the selling stockholder’s actions and the number of other purchasers. Accordingly, when you purchase shares of Series D Preferred Stock, you may not be able to determine whether the transaction will cause the Series D Preferred Stock to convert into Common Stock and may have no ability to prevent the conversion. If the transaction in which you purchase shares of Series D Preferred Stock causes the conversion of the Series D Preferred Stock, you will receive shares of Common Stock rather than Preferred Stock. It is likely that any sale of shares of Series D Preferred Stock pursuant to this prospectus will cause the Series D Preferred Stock that is purchased to convert into shares of Common Stock.
We are subject to a number of restrictions on our ability to pay dividends on the Series D Preferred Stock.
The holders of Series D Preferred Stock are not entitled to the payment of dividends, except as and when declared by our board of directors. The payment of dividends is within the discretion of our board of directors. The payment of cash dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. The Company Order prohibits us from paying any dividends without the prior consent of the Federal Reserve, and the Bank Order prohibits Carver Federal from paying any dividends to us without the prior consent of the OCC. See “-Risks Associated with our Business and Operations-The Bank’s ability to pay dividends or lend funds to the Company is subject to regulatory limitations which may prevent the Company from making future dividend payments or principal and interest payments on its debt obligation.”
Holders of the Series D Preferred Stock will have no rights as holders of Common Stock until they acquire the Common Stock.
If you purchase shares of Series D Preferred Stock in a transaction that does not cause the Series D Preferred Stock to convert into shares of Common Stock, you will have no rights with respect to the Common Stock, including voting rights (except in limited circumstances as described under “Description of Securities-Series D Preferred Stock-Voting Rights” and as required by applicable law), rights to respond to tender offers and rights to receive any dividends or other distributions on the Common

Stock, and the value of your investment in our Series D Preferred Stock may be negatively affected by these events. If you purchase shares of Series D Preferred Stock in a transaction that results in the conversion of the Series D Preferred Stock into shares of Common Stock, you will be entitled to exercise the rights of a holder of Common Stock only as to matters for which the record date occurs on or after the applicable conversion date. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the conversion date, you will not be entitled to vote on the amendment, although you will be subject to any changes in the powers, preferences or special rights of our Common Stock that may occur as a result of such amendment.
The conversion price of the Series D Preferred Stock may not be adjusted for all dilutive events that could adversely affect the market price of the Series D Preferred Stock or the Common Stock issuable upon conversion of the Series D Preferred Stock.
The number of shares of our Common Stock that you are entitled to receive upon conversion of a share of Series D Preferred Stock is subject to adjustment only upon the occurrence of certain events, including (1) subdivisions, splits and combinations of the Common Stock, (2) dividends or distributions in Common Stock, debt, capital stock or other assets, (3) issuances to all holders of our Common Stock of stock purchase rights or warrants, (4) increases in cash dividends, (5) certain self tender offers for Common Stock and (6) certain other events. See “Description of Securities-Series D Preferred Stock-Conversion.” We will not adjust the conversion price for other events, including offerings of Common Stock for cash by us or in connection with acquisitions. Certain events that adversely affect the value of the Series D Preferred Stock, but do not result in an adjustment to the conversion price, may occur. Further, if any of these other events adversely affects the market price of our Common Stock, it may also adversely affect the market price of the Series D Preferred Stock. In addition, we are not restricted from offering Common Stock in the future or engaging in other transactions that could dilute our Common Stock.
There is no market for our Series D Preferred Stock.
The Series D Preferred Stock is not eligible for listing on the NASDAQ Capital Market, and there is no current active market for the Series D Preferred Stock. An active market in the Series D Preferred Stock is not likely to develop. If you purchase shares of Series D Preferred Stock, you may not be able to sell your shares of Series D Preferred Stock at a favorable price, or at all.

USE OF PROCEEDS
We will not receive any proceeds from the sale by the selling stockholders identified in this prospectus of the Series D Preferred Stock or any of the Common Stock, including Common Stock issuable by us upon conversion of the Series D Preferred Stock. Rather, all proceeds will be received by the selling stockholders.

MARKET FOR COMMON STOCK AND OUR DIVIDEND POLICY

Our Common Stock is listed on the NASDAQ Global Market under the symbol “CARV.” As of August 11, 2014, we had 3,696,060 shares of Common Stock outstanding, held by approximately 738 shareholders of record. The following table sets forth, for the periods indicated, the high and low sales prices per share for the Common Stock as reported on the NASDAQ Capital Market (and, for periods prior to December 2, 2011, on the NASDAQ Global Market) and the cash dividends paid per common share, for the periods shown. See “Description of Securities-Common Stock-Dividends” for information regarding our ability to pay dividends on our Common Stock.

	High	Low	Dividends
Quarter ended June 30, 2014	$12.98	$10.06	$—
Quarter ended March 31, 2014	16.46	6.62	—
Quarter ended December 31, 2013	9.54	5.92	—
Quarter ended September 30, 2013	8.81	4.6	—
Quarter ended June 30, 2013	6.32	4.17	—
Quarter ended March 31, 2013	6.00	3.66	—
Quarter ended December 31, 2012	6.98	2.76	—
Quarter ended September 30, 2012	8.25	2.69	—
Quarter ended June 30, 2012	6.93	2.65	—
Quarter ended March 31, 2012	10.99	5.00	—
Quarter ended December 31, 2011	18.00	1.10	—
Quarter ended September 30, 2011	18.30	6.00	—
Quarter ended June 30, 2011	14.25	4.65	—

*Share prices and dividends prior to October 27, 2011 adjusted to reflect the 1- for-15 reverse stock split that was effective as of October 27, 2011.

SELLING STOCKHOLDERS

An aggregate of up to 45,118 shares of our Series D Preferred Stock, and up to 9,047,331 shares of our Common Stock will be registered for resale by the selling stockholders under this prospectus. All of the shares of Series D Preferred Stock and Common Stock offered for resale under this prospectus were or will be issued by us pursuant to exemptions from registration under the Securities Act.
To the extent permitted by law, the selling stockholders listed below may resell shares of Series D Preferred Stock and shares of Common Stock pursuant to this prospectus. We have registered the sale of the shares of Series D Preferred Stock and Common Stock to permit the selling stockholders and their respective permitted transferees or other successors in interest that receive shares of Series D Preferred Stock or Common Stock from the selling stockholders after the date of this prospectus to resell the shares. In the following situations, any shares of Series D Preferred Stock will automatically convert into shares of Common Stock at a conversion price of $8.1765, and a person purchasing Series D Preferred Stock will receive shares of Common Stock instead of shares of Series D Preferred Stock:

•	a transfer in a widespread public distribution;

•
    a transfer in which no transferee (together with its affiliates and other transferees acting in concert with it) acquires more than 2% of our Common Stock or any other class or series of our voting stock; or

•	a transfer to a transferee that (together with its affiliates and other transferees acting in concert with it) owns of controls more than 50% of our Common Stock, without regard to the transfer.
Accordingly, it is likely that a sale of shares of Series D Preferred Stock by the selling stockholders pursuant to this prospectus will result in the conversion of the shares of Series D Preferred Stock into shares of Common Stock.
The following table sets forth the name of the selling stockholders, the number of shares of Series D Preferred Stock and Common Stock beneficially owned by each of the selling stockholders as of August 11, 2014, the number of such shares being offered by the selling stockholders, and the number of such shares that the selling stockholders will hold after completion of the offering. The selling stockholders may sell all some or none of their shares in this offering. Assuming that each selling stockholder sells all of the shares to which this prospectus applies, no selling stockholder will own more than 1% of our outstanding Common Stock after the completion of the offering. All information with respect to share ownership has been furnished by the selling stockholders, obtained from our transfer agent and/or obtained from certain beneficial ownership filings made by the selling stockholders with the SEC.

Name of Selling Stockholder (1)	Number of Shares of Series D Preferred Stock Owned	Percentage of Series D Preferred Stock Owned Prior to the Offering	Number of Shares of Series D Preferred Stock Being Offered	Percentage of Series D Preferred Stock Owned after the Completion of the Offering (2)	Number of Shares of Common Stock Owned (3)		Percentage of Common Stock Owned Prior the Offering (3)	Number of Shares of Common Stock Being Offered (4)		Percentage of Common Stock Owned After the Completion of the Offering (5)
The United States Department of the Treasury	—	—%	—	—	2,321,286		62.80%	2,321,286		—
GSUIG Real Estate Member LLC	13,519	29.96	13,519	—	181,033		4.90	1,834,429	(8)	—
Morgan Stanley International Incorporated	13,523	29.97	13,523	—	181,033	(6)	4.90	1,834,429	(9)	*
Citigroup, Inc.	8,519	18.88	8,519	—	181,033		4.90	1,222,921	(10)	—
The Prudential Insurance Company of America	8,519	18.88	8,519	—	181,033		4.90	1,222,921	(10)	—
American Express Company	519	1.15	519	—	181,033		4.90	244,507	(11)	—
First Republic Bank	519	1.15	519	—	181,033		4.90	244,507	(11)	—
National Community Investment Fund	—	—	—	—	124,329	(7)	3.36	122,301		*
Total	45,118	100.00%	45,118	—	3,531,813		95.56%	9,047,301		*

*
Less than 1.0%. The 460 shares of Common Stock held by an affiliate of Morgan Stanley International Incorporated and the 2,028 shares held by National Community Investment Fund represent approximately 0.005% and 0.02%, respectively, of the outstanding Common Stock, assuming all of the Series D Preferred Stock is converted into shares of Common Stock, and approximately 0.01% and 0.05%, respectively, of the outstanding Common Stock, assuming none of the Series D Preferred Stock is converted into shares of Common Stock.

(1)
Each of the selling stockholders, except for the United States Department of the Treasury and except as otherwise indicated, is either a reporting company or a majority‑owned subsidiary of a reporting company under the Exchange Act. Saurabh Narain and David McGrady, the Chief Executive Officer and Chairman of the Board, respectively, of National Community Investment Fund, have voting and investment control over the shares held by National Community Investment Fund.

(2)	Assumes that all shares of Series D Preferred Stock are sold in the offering.

(3)
Does not include the shares of Common Stock underlying the shares of Series D Preferred Stock owned by the selling stockholder. The selling stockholder does not, and cannot, hold the shares of Common Stock underlying the shares of Series D Preferred Stock because the Series D Preferred Stock only converts into shares of Common Stock upon certain transfers by the selling stockholders, and cannot be converted by the selling stockholder.

(4)
With respect to selling stockholders who hold Series D Preferred Stock, assumes the conversion of all of the Series D Preferred Stock. The Series D Preferred Stock converts automatically into shares of Common Stock in some, but not all, transfers. Accordingly, purchasers of Series D Preferred Stock may receive Series D Preferred Stock or Common Stock.

(5)	Assumes that all shares of Common Stock offered pursuant to this prospectus are sold in the offering.

(6)
Includes 460 shares (adjusted for the 1-for-15 reverse stock split) that were beneficially owned by the selling stockholder prior to the private placement of our Series C Preferred Stock, and that are not included in the registration statement of which this prospectus forms a part and are not offered for sale by the selling stockholder pursuant to this prospectus.

(7)
Includes 2,028 shares (adjusted for the 1-for-15 reverse stock split) that were beneficially owned by the selling stockholder prior to the private placement of our Series C Preferred Stock, and that are not included in the registration statement of which this prospectus forms a part and are not offered for sale by the selling stockholder pursuant to this prospectus.

(8)	Represents 181,033 shares currently owned by the selling stockholder and 1,653,396 shares that may be issued by us upon conversion of the Series D Preferred Stock held by the selling stockholder.

(9)	Represents 180,573 shares currently owned by the selling stockholder and 1,653,886 shares that may be issued by us upon conversion of the Series D Preferred Stock held by the selling stockholder.

(10)	Represents 181,033 shares currently owned by the selling stockholder and 1,041,888 shares that may be issued by us upon conversion of the Series D Preferred Stock held by the selling stockholder.

(11)	Represents 181,033 shares currently owned by the selling stockholder and 63,474 shares that may be issued by us upon conversion of the Series D Preferred Stock held by the selling stockholder.
None of the selling stockholders has any material relationships with us, other than their ownership of shares of our stock, and, in the case of selling stockholders that are financial institutions or affiliates of financial institutions, in the ordinary course of our and their or their affiliates’ respective businesses.

Governmental Immunity
The doctrine of sovereign immunity, as limited by the FTCA, provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The FTCA bars claims for fraud or misrepresentation. The courts have held, in cases involving federal agencies and instrumentalities, that the United States may assert its sovereign immunity to claims brought under the federal securities laws. Thus, any attempt to assert a claim against Treasury alleging a violation of the federal securities laws, including the Securities Act and the Exchange Act, resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part, or any other act or omission in connection with the offerings to which this prospectus relates, likely would be barred. In addition, Treasury has advised us that Treasury and its members, officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. Accordingly, any attempt to assert such a claim against the members, officers, agents or employees of Treasury for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part or resulting from any other act or omission in connection with the offerings of shares of Common Stock by Treasury would likely be barred.

PLAN OF DISTRIBUTION

Resale of Series D Preferred Stock and Common Stock by Selling Stockholders
We are registering 45,118 shares of Series D Preferred Stock and 9,047,331 shares of Common Stock, all of which may be sold from time to time by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of the shares of Series D Preferred Stock or Common Stock.
The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Series D Preferred Stock or Common Stock being offered under this prospectus on any stock exchange, market or trading facility on which the shares are listed or traded (including transactions that may include special offerings and exchange distributions), or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker‑dealer solicits purchasers;

•	block trades in which the broker‑dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker‑dealer as principal and resales by the broker‑dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement, of which this prospectus is a part, is declared effective by the Commission;

•	broker‑dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options relating to the shares;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.
The shares of Series D Preferred Stock or Common Stock may also be sold under Rule 144 or Regulation S under the Securities Act, if available, rather than under this prospectus. The selling stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.
The selling stockholders may pledge their shares of Series D Preferred Stock or Common Stock to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares of Series D Preferred Stock or Common Stock.
Broker‑dealers engaged by the selling stockholders may arrange for other broker‑dealers to participate in sales. Broker‑dealers may receive commissions or discounts from the selling stockholders (or, if any broker‑dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.
If sales of shares of Series D Preferred Stock or Common Stock offered under this prospectus are made to broker‑dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker‑dealers and the compensation arrangements relating to such sales.
The Company is required to pay all of its fees and expenses incident to the registration of the shares of Series D Preferred Stock and Common Stock issuable upon conversion of the Series D Preferred Stock, except for brokerage fees and commissions and the fees and disbursements of counsel to the selling stockholders. The Company has agreed to pay all of the fees and expenses of Treasury in connection with the registration and sale of the Common Stock held by Treasury. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
The selling stockholders have advised the Company that they purchased the shares of Series C Preferred Stock that subsequently converted into shares of Series D Preferred Stock and Common Stock as investments in the ordinary course of business, that they have not, directly or indirectly, entered into any agreements, understandings or arrangements with any underwriters or broker‑dealers regarding the sale of their shares of Series D Preferred Stock or Common Stock, and that there is no an underwriter or coordinating broker acting in connection with a proposed sale of shares of Series D Preferred Stock or Common Stock by any selling stockholder. If the Company is notified by any selling stockholder that any material arrangement has been entered into with a broker‑dealer for the sale of shares of shares of Series D Preferred Stock or Common Stock, if required, the Company will file a supplement to the prospectus. If the selling stockholders use the prospectus for any sale of shares of Series D Preferred Stock or Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.
The selling stockholders and any broker‑dealers or agents that are involved in selling the Series D Preferred Stock or Common Stock offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker‑dealers or agents and any profit on the resale of the shares of Series D Preferred Stock or Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker‑dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.
The selling stockholders and any other persons participating in the sale or distribution of the shares of Series D Preferred Stock or Common Stock offered under this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares of Series D Preferred Stock or Common Stock by, the selling stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares of Series D Preferred Stock or Common Stock.
If any of the shares of Series D Preferred Stock or Common Stock offered for resale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling stockholders will sell all or any portion of the shares of Series D Preferred Stock or Common Stock offered under this prospectus.
In connection with resales of the securities or otherwise, the selling stockholders may enter into hedging transactions with broker‑dealers, which may in turn engage in short sales of the securities and deliver securities to close out such short positions, or loan or pledge Common Stock to broker‑dealers that in turn may sell such securities. Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may effect such transactions by selling the securities to or through broker‑dealers and such broker‑dealers may receive compensation in the form of discounts or commissions from the selling stockholders and may receive commissions from the purchasers of the securities for whom they may act as agent (which discounts or commissions from the selling stockholders or such purchasers will not exceed those customary in the type of transactions involved).

DESCRIPTION OF SECURITIES

Common Stock
General
We are currently authorized to issue 10,000,000 shares of Common Stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, 3,696,060 shares of Common Stock are outstanding, after giving effect to the 1-for-15 reverse stock split that was effective as of October 27, 2011, the exchange of the Series B Preferred Stock for shares of Common Stock, and the conversion of the Series C Preferred Stock into shares of Common Stock and Series D Preferred Stock.
Voting
Our stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders, except that if any stockholder holds more than 10% of our outstanding voting stock, that stockholder is entitled to only 1/100 of a vote for each share held in excess of 10% of our outstanding voting stock. Our certificate of incorporation expressly permits Treasury to vote all shares of Common Stock that it holds, regardless of the 10% limitation. Treasury currently owns approximately 62.8% of our Common Stock, and will own approximately 25.2% of our outstanding Common Stock if all outstanding shares of Series D Preferred Stock are converted into shares of Common Stock. Our board of directors consists of seven directors serving staggered three-year terms. Directors are elected by a plurality of the votes cast, and there is no cumulative voting with respect to the election of directors.
Dividends
The payment of dividends is within the discretion of our board of directors, subject to applicable regulatory restrictions. On October 29, 2010, our board of directors announced that, based on highly uncertain economic conditions and the desire to preserve capital, the Company was suspending payment of the quarterly cash dividend on the Common Stock. The payment of cash dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. In addition, we are subject to a Cease-and-Desist Order that prohibits us from paying any dividends without the prior consent of the Federal Reserve, and Carver Federal is subject to a Cease-and-Desist Order that prohibits Carver Federal from paying any dividends to us without the prior consent of the OCC. We may not pay any dividends on our Common Stock if we do not simultaneously pay equivalent dividends on all outstanding Series D Preferred Stock.

Other Rights
Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock
General
Our certificate of incorporation authorizes the issuance of 2,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. As of the date of this prospectus, 45,118 shares of Series D Preferred Stock are outstanding.
Series D Preferred Stock
Because of the conversion features of the Series D Preferred Stock, in most circumstances, a purchaser of Series D Preferred Stock pursuant to this prospectus will likely receive Common Stock instead of Series D Preferred Stock. See “-Conversion.”
Ranking
The Series D Preferred Stock rank, with respect to dividend rights and rights on liquidation, winding up and dissolution:

•
on a parity with each other class or series of equity securities of the Company the terms of which do not expressly provide that such class or series will rank senior or junior to the Series D Preferred Stock as to dividend rights and/or rights on liquidation, winding-up and dissolution of the Company;

•
junior to each other class or series of equity securities of the Company the terms of which expressly provide that such class or series will rank senior to the Series D Preferred Stock as to dividend rights and/or rights on liquidation, winding-up and dissolution of the Company; and

•
senior to the Common Stock, and each other class or series of capital stock of the Company outstanding or established by the Company the terms of which expressly provide that it ranks junior to the Series D Preferred Stock as to dividend rights and/or rights on liquidation, winding-up and dissolution of the Company.

Dividends
The holders of the Series D Preferred Stock are entitled to receive dividends, on an as-converted basis, simultaneously to the payment of any dividends on the Common Stock. Dividends on the Series D Preferred Stock are not cumulative. If our board of directors does not declare a dividend with respect to any dividend period, the holders of the Series D Preferred Stock will have no right to receive any dividend for that period.
If any conversion date is prior to any record date with respect to dividends payable to holders of the Series D Preferred Stock, the holders will not have the right to receive any dividends payable on such dividend payment date with respect to the applicable dividend period. If a conversion date is after any record date but prior to the dividend payment date with respect to dividends payable to holders of the Series D Preferred Stock, the holders will have the right to receive dividends payable on such dividend payment date with respect to the applicable dividend period.
Dividend Stopper
The Company may not declare, pay or set apart for payment any dividend or make any distribution on our Common Stock, unless at the time of such dividend or distribution the Company simultaneously pays a non-cumulative dividend or makes a distribution on each outstanding share of Series D Preferred Stock on an as-converted basis.

If all dividends on all outstanding shares of the Series D Preferred Stock have not been declared and paid in full, the Company may not declare or pay dividends with respect to, or make any distributions on, or directly or indirectly, redeem, purchase or acquire any securities that are junior to the Series D Preferred Stock, or redeem, purchase or acquire any of the Series D Preferred Stock or any securities that are junior or pari passu, other than:

•
redemptions, purchases or other acquisitions of junior or pari passu securities in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or in connection with a dividend reinvestment plan, in each case in the ordinary course of business and consistent with past practice;

•
any declaration of a dividend in connection with any stockholders’ rights plan, or the issuance of rights, stock or other property under any stockholders’ rights plan, or the redemption or repurchase of rights pursuant thereto;

•	conversions or exchanges of junior securities into or for junior securities or conversions or exchanges of pari passu securities into or for junior securities or pari passu securities; and

•	any purchase of fractional interests in shares of the Company’s capital stock pursuant to the conversion or exchange provisions of such capital stock or the securities being converted or exchanged.
If dividends payable for any dividend payment date are not paid in full, or declared and sufficient funds set aside therefor on the shares of the Series D Preferred Stock and there are issued and outstanding shares of pari passu securities with the same dividend payment date, then all dividends declared on shares of the Series D Preferred Stock and such pari passu securities on such date shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as full dividends per share payable on the shares of the Series D Preferred Stock and all such pari passu securities otherwise payable on such dividend payment (subject to such dividends on such Series D Parity Securities having been declared by the Board of Directors out of legally available funds and including, in the case of any such Series D Parity Securities that bear cumulative dividends, all accrued but unpaid dividends) bear to each other.
Voting
The holders of Series D Preferred Stock are generally not entitled to vote, except with respect to amendments to our certificate of incorporation that would change the rights and preferences of the Series D Preferred Stock, the creation or increase of any class of securities senior to the Series D Preferred Stock, the consummation of certain mergers, consolidations or other transactions where the holders of the Series D Preferred Stock are not converted into or exchanged for preference securities of the surviving entity, and as otherwise required by applicable law.
Conversion
The Series D Preferred Stock shall automatically convert into shares of Common Stock only upon the following transfers to third parties (“Eligible Transfers”), except for transfers to any Investor who purchased shares of Series C Preferred Stock in our private placement transaction or any affiliate of such Investor:

•	a transfer in a widespread public distribution;

•
a transfer in which no transferee (together with its affiliates and other transferees acting in concert with it) acquires more than 2% of our Common Stock or any other class or series of our voting stock; or

•	a transfer to a transferee that (together with its affiliates and other transferees acting in concert with it) owns of controls more than 50% of our Common Stock, without regard to the transfer.
The conversion price of the Series D Preferred Stock is $8.1765, and is subject to adjustment in the event of stock splits, subdivisions or combinations, dividends and distributions, issuance of certain rights, spin-offs, self-tenders and exchange offers as set forth under “-Anti-Dilution Adjustments.” The Series D Preferred Stock is not convertible at the option of the holders.
Fractional Shares
Holders of Series D Preferred Stock will receive cash in lieu of any fractional shares of Common Stock issuable upon conversion.

Conversion Procedures
If any holder of Series D Preferred Stock intends to effect an Eligible Transfer such holder shall, at least two business days prior to consummation of such Eligible Transfer, provide notice of such Eligible Transfer to the Company, which notice shall state the anticipated closing date of the Eligible Transfer; the name, address and telephone number of the transferee; and a certification that the holder has determined that the transfer will constitute an Eligible Transfer.
Effective immediately prior to the close of business on the conversion date, dividends shall no longer be declared on the Series D Preferred Stock subject to the Eligible Transfer and the Series D Preferred Stock subject to the Eligible Transfer shall cease to be outstanding, in each case, subject to the right of the transferee to receive shares of Common Stock issuable upon automatic conversion (subject to the certain ownership limitations; any declared and unpaid dividends on such holder’s shares of Series D Preferred Stock; and certain other payments to which such Series D Holder is otherwise entitled pursuant to the certificate of designations.
No allowance or adjustment to the conversion price, except as described below under “-Anti-Dilution Adjustments,” shall be made in respect of dividends payable to holders of the Common Stock as of any date prior to the close of business on the conversion date. Effective immediately prior to the close of business on the conversion date, the shares of Series D Preferred Stock converted thereon shall not be deemed outstanding for any purpose, and the holders generally shall have no rights with respect to the Common Stock or other securities issuable upon conversion (including voting rights, rights to respond to tender offers for the Common Stock or other securities issuable upon conversion and rights to receive any dividends or other distributions on the Common Stock or other securities issuable upon conversion) by virtue of holding such shares of Series D Preferred Stock.
Shares of Series D Preferred Stock duly converted in accordance with the certificate of designations, or otherwise reacquired by the Company, shall, upon the effectiveness of such conversion or reacquisition, resume the status of authorized and unissued preferred stock, undesignated as to series and available for future issuance. The Company may from time-to-time take such appropriate action as may be necessary to reduce the authorized number of shares of Series D Preferred Stock, except that the Company shall not take any such action if such action would reduce the authorized number of shares of Series D Preferred Stock below the number of shares of Series D Preferred Stock then outstanding.
The person or persons entitled to receive the Common Stock and/or cash, securities or other property issuable upon conversion of Series D Preferred Stock shall be treated for all purposes as the record holder(s) of such shares of Common Stock and/or securities as of the close of business on the conversion date with respect thereto. In the event that a holder of Series D Preferred Stock shall not by written notice designate the name in which shares of Common Stock and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of Series D Preferred Stock should be registered or paid or the manner in which such shares should be delivered, the Company shall be entitled to register and deliver such shares, and make such payment, in the name of such holder, and in the manner shown on the records of the Company.
On the conversion date, the shares of Common Stock issued upon conversion of the Series D Preferred Stock shall be registered in book-entry form upon the furnishing of appropriate endorsements and transfer documents and the payment of all transfer and similar taxes.
Anti-Dilution Adjustment
The conversion price will be adjusted in the following circumstances:
(1)    Stock Dividends and Distributions.
If the Company pays dividends or other distributions on the Common Stock in shares of Common Stock, then the conversion price in effect immediately prior to the ex-date for such dividend or distribution will be multiplied by a fraction (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the ex-date for such dividend or distribution, and (B) the denominator of which shall be the sum of (I) the number of shares of Common Stock outstanding immediately prior to the ex-date for such dividend or distribution plus (II) the total number of shares of Common Stock constituting such dividend or distribution.
If any dividend or distribution is declared but not so paid or made, the conversion price shall be readjusted to such conversion price that would be in effect if such dividend or distribution had not been declared.
(2)    Subdivisions, Splits and Combination of the Common Stock.

If the Company subdivides, splits or combines the shares of Common Stock, then the conversion price in effect immediately prior to the effective date of such share subdivision, split or combination will be multiplied by a fraction (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the effective date of such share subdivision, split or combination, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately after the opening of business on the effective date of such share subdivision, split or combination.
If any subdivision, split or combination is announced but the outstanding shares of Common Stock are not subdivided, split or combined, the conversion price shall be readjusted to such conversion price that would be in effect if such subdivision, split or combination had not been announced.
(3)    Issuance of Stock Purchase Rights.
If the Company issues to all holders of the shares of Common Stock rights or warrants (other than rights or warrants issued pursuant to a rights offering to holders of record as of June 30, 2011, a stockholders’ rights plan, a dividend reinvestment plan or share purchase plan or other similar plans) entitling them to subscribe for or purchase the shares of Common Stock at less than (or having a conversion price per share that is less than) the current market price on the date fixed for the determination of stockholders entitled to receive such rights or warrants, then the conversion price in effect immediately prior to the ex-date for such distribution will be multiplied by a fraction (A) the numerator of which shall be the sum of (I) the number of shares of Common Stock outstanding immediately prior to the ex-date for such distribution plus (II) the number of shares of Common Stock equal to the aggregate price payable to exercise such rights or warrants divided by the current market price on the date fixed for the determination of stockholders entitled to receive such rights or warrants, and (B) the denominator of which shall be the sum of (I) the number of shares of Common Stock outstanding immediately prior to the ex-date for such distribution plus (II) the total number of shares of Common Stock issuable pursuant to such rights or warrants.
To the extent that such rights or warrants are not exercised prior to their expiration or shares of Common Stock are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the conversion price shall be readjusted to such conversion price that would then be in effect had the adjustment made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of shares of Common Stock actually delivered. In determining the aggregate offering price payable for such shares of Common Stock, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration (if other than cash, to be determined in a reasonable manner by our board of directors).
(4)    Debt or Asset Distributions.
If the Company distributes (including by dividend) to all holders of shares of Common Stock evidences of indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution referred to in clause (1) above; any rights or warrants referred to in “-(3) Issuance of Stock Purchase Rights” above; any dividend or distribution paid exclusively in cash; any consideration payable in connection with a tender or exchange offer made by the Company or any of its applicable subsidiaries; and any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of certain spin-off transactions as described below), then the conversion price in effect immediately prior to the ex-date for such distribution will be multiplied by a fraction (A) the numerator of which shall be the difference between (I) the current market price per share of Common Stock on such date minus (II) the fair market value of the portion of the distribution applicable to one share of Common Stock on such date as reasonably determined in good faith by our board of directors, and (B) the denominator of which shall be the current market price per share of Common Stock on such date.
In a “spin-off”, where the Company makes a dividend or other distribution to all holders of shares of Common Stock consisting of capital stock of any class or series, or similar equity interests of, or relating to, a subsidiary or other business unit, the conversion price will be adjusted on the fifteenth trading day after the effective date of the distribution by multiplying the conversion price in effect as of the close of business on the business day immediately preceding such fifteenth trading day by a fraction (A) the numerator of which shall be the average of the closing prices of the Common Stock over the first ten trading days commencing on and including the fifth trading day following the effective date of such distribution, and (B) the denominator of which shall be the sum of (I) the average of the closing prices of the Common Stock over the first ten trading days commencing on and including the fifth trading day following the effective date of such distribution plus (II) the average of the closing prices of the capital stock or equity interests representing the portion of the distribution applicable to one share of Common Stock over the first ten trading days commencing on and including the fifth trading day following the effective date of such distribution, or, if not traded on a national or regional securities exchange or over-the-counter market, the fair market value of the capital stock or equity interests representing the portion of the distribution applicable to one share of Common Stock on such date as reasonably determined in good faith by our board of directors.

In the event that such distribution is not so paid or made, the conversion price shall be readjusted to the conversion price that would then be in effect if such dividend or distribution had not been declared.
(5)    Cash Distributions.
If the Company makes a distribution consisting exclusively of cash to all holders of the Common Stock (excluding any cash that is distributed in a reorganization event, as described under “-Reorganization Events,” or as part of a “spin-off” referred to in “-(4) Debt or Asset Distributions” above; any dividend or distribution in connection with the Corporation’s liquidation, dissolution or winding up; and any consideration payable in connection with a tender or exchange offer made by the Company or any of its subsidiaries), then in each event, the conversion price in effect immediately prior to the ex-date for such distribution will be multiplied by a fraction (A) the numerator of which shall be the difference between (I) the closing price per share of Common Stock on the trading day immediately preceding the ex-date minus (II) the amount per share of Common Stock of the cash distribution, and (B) the denominator of which shall be the closing price per share of Common Stock on the trading day immediately preceding the ex-date.
In the event that any distribution is not so made, the conversion price shall be readjusted to the conversion price which would then be in effect if such distribution had not been declared.
(6)    Self Tender Offers and Exchange Offers.
If the Company or any of its subsidiaries successfully completes a tender or exchange offer for the Common Stock where the cash and the value of any other consideration included in the payment per share of the Common Stock exceeds the closing price per share of the Common Stock on the trading day immediately succeeding the expiration of the tender or exchange offer, then the conversion price in effect at the close of business on such immediately succeeding trading day will be multiplied by a fraction (A) the numerator of which shall be the product of (I) the number of shares of Common Stock outstanding immediately prior to the expiration of the tender or exchange offer, including any shares validly tendered and not withdrawn multiplied by (II) the closing price per share of Common Stock on the trading day immediately succeeding the expiration of the tender or exchange offer and (B) the denominator of which shall be the sum of (I) the aggregate cash and fair market value of the other consideration payable in the tender or exchange offer, as determined in good faith by the Board of Directors plus (II) the product of (x) the closing price per share of Common Stock on the trading day immediately succeeding the expiration of the tender or exchange offer multiplied by (y) the number of shares of Common Stock outstanding immediately after the expiration of the tender or exchange offer, giving effect to consummation of the acquisition of all shares validly tendered or exchanged (and not withdrawn) in connection with such tender or exchange.
In the event that the Company, or one of its subsidiaries, is obligated to purchase shares of Common Stock pursuant to any such tender offer or exchange offer, but the Company, or such subsidiary, is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the conversion price shall be readjusted to be such conversion price that would then be in effect if such tender offer or exchange offer had not been made or declared, as applicable.
(7)    Shareholder Rights Plan.
To the extent that the Company has a rights plan in effect on the conversion date, each share of Common Stock issued upon conversion of the Series D Preferred Stock shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Common Stock issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any shareholder rights plan, as the same may be amended from time to time. If, however, on the conversion date, the rights have separated from the shares of Common Stock in accordance with the provisions of the applicable shareholder rights plan and the holders of the Series D Preferred Stock would not be entitled to receive any rights in respect of Common Stock issuable upon conversion of the Series D Preferred Stock, then the conversion price shall be equally and ratably adjusted at the time of the separation, subject to readjustment in the event of the expiration, termination or redemption of such rights.
In addition, the Company may make such decreases in the conversion price as our board of directors deems it advisable to avoid or diminish any income tax to holders of the Company’s capital stock resulting from any dividend or distribution of shares of Common Stock (or issuance of rights or warrants to acquire shares of Common Stock) or from any event treated as such for income tax purposes or for any other reason.
All adjustments to the conversion price shall be calculated to the nearest one-tenth (1/10) of a cent. No adjustment in the conversion price shall be required if such adjustment would be less than $0.01; provided, that any adjustments which by reason of this subparagraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment;

provided, further, that on the conversion date, adjustments to the conversion price will be made with respect to any such adjustment carried forward and which has not been taken into account before such date.
No adjustment to the conversion price shall be made if the holders of Series D Preferred Stock may participate in the transaction that would otherwise give rise to an adjustment, as a result of holding the Series D Preferred Stock, without having to convert the Series D Preferred Stock, as if they held the full number of shares of Common Stock into which a share of the Series D Preferred Stock, as applicable, may then be converted.
The conversion price shall not be adjusted: (i) upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in shares of Common Stock under any such plan; (ii) upon the issuance of any shares of Common Stock or rights or warrants to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its subsidiaries; (iii) upon the issuance of any shares of Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of June 29, 2011 and not substantially amended thereafter; (iv) for a change in the par value or no par value of Common Stock; or (v) for accrued but unpaid dividends on the Series D Preferred Stock.
As soon as practicable following the occurrence of an event that requires an adjustment to the conversion price, the Company shall provide a written notice to the holders of Series D Preferred Stock of the occurrence of such event, and compute the conversion price. As soon as practicable following such computation of the revised conversion price, the Company shall provide written notice to the holders of Series D Preferred Stock setting forth in reasonable detail the method by which the adjustment to the conversion price was determined and setting forth the revised conversion price.
The “current market price” on any date is the average of the daily closing price per share of the Common Stock or other securities on each of the five consecutive trading days preceding the earlier of the day before the date in question and the day before the ex-date with respect to the issuance or distribution giving rise to an adjustment to the conversion price. The “ex-date,” when used with respect to any issuance or distribution, means the first date on which the Common Stock or other securities trade without the right to receive the issuance or distribution giving rise to an adjustment of the conversion price.

Reorganization Event.
In the event of:

•
any reorganization, merger, shares exchange or consolidation, or similar transaction (other than a transaction pursuant to which the Company is the surviving entity and pursuant to which the shares of Common Stock outstanding immediately prior to the transaction are not exchanged for cash, securities or other property of the Company or another person);

•
any transaction resulting in the sale, transfer, lease or conveyance to another Person of all or substantially all of the property and assets of the Company, in each case pursuant to which the Common Stock will be converted into cash, securities or other property of the Company or another person; or

•	any statutory exchange of the outstanding shares of Common Stock for securities of another Person (other than in connection with a merger or acquisition), each of which is a “reorganization event,” then each share of Series D Preferred Stock outstanding immediately prior to such reorganization event shall be deemed to have converted, effective immediately prior to the effective time of the reorganization event, into the number of shares of Common Stock into which one share of Series D Preferred Stock would then be convertible (without regard to any applicable ownership limitations), and the holders of the Series D Preferred Stock will be entitled to receive the type and amount of securities, cash and other property receivable in such reorganization event (such securities, cash and other property, the “exchange property”) by the holder of the number of shares of Common Stock into which one share of Series D Preferred Stock held by such holder. If the receipt of the exchange property would require a holder or any affiliate of a holder to file an application, notice, rebuttal or waiver with any banking regulator or cause a holder or any of its affiliates to be deemed to “control” any person for purposes of federal banking law, such holder will receive a cash payment equivalent to the fair market value of such exchange property instead of receiving the exchange property. In the event that holders of the shares of Common Stock have the opportunity to elect the form of consideration to be received in such transaction, the holders of Series D Preferred Stock shall likewise be entitled to make such an election.

Redemptions
The Company may redeem the Series D Preferred Stock at a redemption price of $1,000 per share plus accrued and unpaid dividends, subject to regulatory approval. All redemption must be on a pro rata basis, and must not cause any holder of Series D Preferred Stock, together with its affiliates, to own more than 9.9% of our outstanding voting stock (4.9% if the holder is a bank holding company, a savings and loan holding company or an affiliate of either) or to own, control or have the power to vote securities which represent more than 24.9% of any class of our voting stock.
Transferability
The Series D Preferred Stock is freely transferable, subject to certain rights of first refusal held by us. Certain transfers may result in the automatic conversion of the Series D Preferred Stock into shares of Common Stock. See “-Conversion.”
Liquidation
The holders of the Series D Preferred Stock are entitled to receive a liquidation preference of $0.01 per share, plus accrued and unpaid dividends. After the payment of this liquidation preference, the holders of the Series D Preferred Stock will participate in any amounts distributed to the holders of Common Stock, on an as-converted basis.
Maturity
The Series D Preferred Stock is perpetual unless converted or redeemed.
Registration Rights
The holders of Series D Preferred Stock, shares of Common Stock issued upon conversion of the Series C Preferred Stock and in exchange for the Series B Preferred Stock, and shares of Common Stock into which the Series D Preferred Stock may be converted are entitled to registration rights with respect to such shares. The Company is only required to use its best efforts to cause the registration statement relating to the resale to be declared effective and, once effective, only to use its best efforts to maintain the effectiveness of the registration statement. The registration rights associated with any such shares terminate with respect to shares sold pursuant to a registration statement, with respect to shares that cease to be outstanding, and with respect to shares sold in any transaction pursuant to which the registration rights are not specifically assigned. We will bear the expenses incurred in connection with the filing of any such registration statements.
Anti-Takeover Provisions
Our certificate of incorporation provides for a classified board of directors serving staggered three-year terms, which may make it more difficult for stockholders to elect a majority to our board of directors. In addition, directors may not be removed by stockholders except for cause and only upon the approval of 80% of the total votes eligible to be cast. Our certificate of incorporation also provides that a stockholder who owns more than 10% of our outstanding voting stock is entitled to cast 1/100th of a vote with respect to each such share held in excess of 10% of our outstanding voting stock. Our certificate of incorporation expressly permits Treasury to vote shares of Common Stock that it holds in excess of 10% of our outstanding voting stock.
We are prohibited, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 10% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder,
for two years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 5% of our assets. However the above provisions do not apply if:

•
the business combination is approved by our stockholders by an affirmative vote of at least 80% of the total votes eligible to be cast and by at least 50% of the total number of votes eligible to be cast by persons other than the interested stockholder and affiliates and associates of the interested stockholder; or

•
the business combination is approved by a majority of directors who are not affiliates of, associates of, or otherwise affiliated with the interested stockholder and who were members of the board of directors prior to the time that the interested stockholder became an interested stockholder (or who were recommended by a majority of such directors in office at the time of their nominations), and the business combination satisfies certain requirements as to the fairness of consideration to stockholders other than the interested stockholder.

These provisions of our certificate of incorporation could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us. Furthermore, because we are a savings and loan holding company, any transaction involving a change of control is subject to regulatory review and approval.

Transfer Agent
Our transfer agent and registrar is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219. Its telephone number is (718) 921-8261.

DIRECT REGISTRATION SYSTEM

We have a direct registration (book-entry) program with respect to record ownership of our Common Stock and Series D Preferred Stock. Direct registration is a service that allows shares to be owned, reported and transferred electronically without having a physical stock certificate issued. Persons who acquire shares of the Series D Preferred Stock or our Common Stock upon an offering and sale by a selling stockholder by use of this prospectus will not receive a physical stock certificate; rather, ownership of the shares acquired will be recorded in the names of such persons electronically on the books and records of our transfer agent, American Stock Transfer & Trust Company. Direct registration is intended to alleviate the problems relating to stolen, misplaced or lost stock certificates and to reduce the paperwork relating to the transfer of ownership of our stock. Under direct registration, the voting, dividend and other rights and benefits of holders of the Series D Preferred Stock and our Common Stock remain the same as with holders of certificates.
Prior to the effectiveness of this registration, the shares of the Series D Preferred Stock and Common Stock which may be sold from time to time by the selling stockholders named in this prospectus were “restricted securities” under the Securities Act. Upon completion of a resale by use of this prospectus, the acquiring stockholders whose shares are registered in their own names will receive a statement confirming the appropriate number of shares of Series D Preferred Stock or Common Stock, as applicable, registered in the acquiring stockholders’ names through direct registration, rather than a physical stock certificate. For a stockholder who is acquiring Series D Preferred Stock or Common Stock through a broker or other nominee that is a member of (or has a correspondent relationship with) the Depository Trust Company, that stockholder’s shares of Series D Preferred Stock or Common Stock will be credited to the stockholder’s account by the broker or other nominee.
To utilize the services of a stockbroker to sell shares, a stockholder holding shares through direct registration must first add the appropriate stockbroker information to the direct registration account maintained by the transfer agent. Thereafter, such stockholder may transfer the shares by telephone to a brokerage account and then may sell or transfer the shares by giving instructions to the broker.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax and, for non-U.S. holders (as defined below), estate tax consequences of the purchase, ownership, conversion and disposition of the the Series D Preferred Stock and our Common Stock received in respect thereof as of the date hereof. Except where noted, this summary deals only with the Series D Preferred Stock and our Common Stock held as capital assets. As used herein, the term “U.S. holder” means a beneficial owner of the Series D Preferred Stock or our Common Stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used herein, the term “non-U.S. holder” means a beneficial owner of the Series D Preferred Stock or our Common Stock that is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).
This summary is not a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the Series D Preferred Stock or our Common Stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person who is an investor in a pass-through entity;

•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a U.S. expatriate.
This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below.
If a partnership holds the Series D Preferred Stock or our Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Series D Preferred Stock or our Common Stock, you should consult your own tax advisors.
This summary does not contain a detailed description of all the U.S. federal income and estate tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws. If you are considering the purchase, ownership or disposition of the Series D Preferred Stock, you should consult your own tax advisors concerning the U.S. federal income and estate tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

U.S. Holders
Dividends
Distributions on the Series D Preferred Stock or our Common Stock will be dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be taxable as ordinary income although possibly at reduced rates, as discussed below. Although we expect that our current and accumulated earnings and profits will be such that all distributions paid with respect to the Series D Preferred Stock or our Common Stock will qualify as dividends for U.S. federal income tax purposes, we cannot guarantee that result. Our accumulated earnings and profits and our current earnings and profits in future years will depend in significant part on our future profits or losses, which we cannot accurately predict. To the extent that the amount of any distribution paid on the the Series D Preferred Stock or our Common Stock exceeds our current and accumulated earnings and profits attributable to that share of the Series D Preferred Stock or our Common Stock, the distribution will be treated first as a tax-free return of capital and will be applied against and will reduce the U.S. holder’s adjusted tax basis (but not below zero) in that share of the Series D Preferred Stock or our Common Stock. This reduction in basis will increase any gain, or reduce any loss realized by the U.S. holder on the subsequent sale, redemption or other disposition of the Series D Preferred Stock or our Common Stock. The amount of any such distribution in excess of the U.S. holder’s adjusted tax basis will be taxed as capital gain. For purposes of the remainder of the discussion under this heading, it is assumed that distributions paid on the Series D Preferred Stock will constitute dividends for U.S. federal income tax purposes.
If we make a distribution on the Series D Preferred Stock in the form of our Series D Preferred Stock, such distribution will generally be taxable for U.S. federal income tax purposes in the same manner as distributions described above to the extent we distribute property, including cash, to other holders of our stock or certain of our other securities. If such a distribution is taxable, a U.S. holder’s tax basis in such Series D Preferred Stock received will equal the fair market value of such Series D Preferred Stock on the distribution date, and such U.S. holder’s holding period for such Series D Preferred Stock received will begin on the day following the distribution date. If such a distribution is not taxable, a U.S. holder’s tax basis in its Series D Preferred Stock prior to such distribution will be allocated between such Series D Preferred Stock and the Series D Preferred Stock received in the distribution, and such U.S. holder’s holding period for such Series D Preferred Stock received will include such U.S. holder’s holding period for the Series D Preferred Stock on which such distribution was made.
If a U.S. holder is a corporation, dividends that are received by it will generally be eligible for a 70% dividends received deduction under the Code. However, the Code disallows this dividends received deduction in its entirety if the Series D Preferred Stock or our Common Stock with respect to which the dividend is paid is held by such U.S. holder for less than 46 days during the 91-day period beginning on the date which is 45 days before the date on which the Series D Preferred Stock or our Common Stock becomes ex-dividend with respect to such dividend. (A 91-day minimum holding period applies to any dividends on the Series D Preferred Stock that are attributable to periods in excess of 366 days.)
Under tax law in effect prior to January 1, 2013, if a U.S. holder is an individual or other non-corporate holder, dividends received by such U.S. holder generally will be subject to a reduced maximum tax rate of 15%. After January 1, 2013, the rate applicable to dividends is the tax rate generally applicable to ordinary income.
In general, for purposes of meeting the holding period requirements for both the dividends received deduction and the reduced maximum tax rate on dividends described above, U.S. holders may not count towards their holding period any period in which they (a) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of the Series D Preferred Stock or our Common Stock, as the case may be, or substantially identical stock or securities, (b) are the grantor of an option to buy the Series D Preferred Stock or our Common Stock, as the case may be, or substantially identical stock or securities or (c) otherwise have diminished their risk of loss on the Series D Preferred Stock or our Common Stock, as the case may be, by holding one or more other positions with respect to substantially similar or related property. The U.S. Treasury regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is the beneficiary of a guarantee, surety agreement, or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, the Code disallows the dividends received deduction as well as the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders are advised to consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.
U.S. holders that are corporations should consider the effect of Section 246A of the Code, which reduces the dividends received deduction allowed with respect to “debt-financed portfolio stock.” The Code also imposes a 20% alternative minimum tax on corporations. In some circumstances, the portion of dividends subject to the dividends received deduction will serve to increase a corporation’s minimum tax base for purposes of the determination of the alternative minimum tax. In addition, a corporate stockholder may be required to reduce its basis in stock with respect to certain “extraordinary dividends”, as provided under Section 1059 of the Code. U.S. holders should consult their own tax advisors in determining the application of these rules in light of their particular circumstances.

Sale or Other Disposition
A sale, exchange, or other disposition of the Series D Preferred Stock or our Common Stock will generally result in gain or loss equal to the difference between the amount realized upon the disposition (not including any amount attributable to declared and unpaid dividends, which will be taxable as described above to U.S. holders of record who have not previously included such dividends in income) and a U.S. holder’s adjusted tax basis in the Series D Preferred Stock or our Common Stock, as the case may be. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the Series D Preferred Stock or our Common Stock, as applicable, exceeds one year. Under current law, if a U.S. holder is an individual or other non-corporate holder, net long-term capital gain realized by such U.S. holder is subject to a maximum tax rate of 20%. The deduction of capital losses is subject to limitations.

Conversion of the Series D Preferred Stock into Common Stock
As a general rule, a U.S. holder will not recognize any gain or loss in respect of the receipt of Common Stock upon the conversion of the Series D Preferred Stock. The adjusted tax basis of Common Stock received on conversion will equal the adjusted tax basis of the Series D Preferred Stock converted (reduced by the portion of adjusted tax basis allocated to any fractional Common Stock exchanged for cash, as described below), and the holding period of such Common Stock received on conversion will generally include the period during which the converted Series D Preferred Stock was held prior to conversion.
Cash received in lieu of a fractional common share will generally be treated as a payment in a taxable exchange for such fractional common share, and capital gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional common share. Any cash received attributable to any declared and unpaid dividends on the Series D Preferred Stock will be treated as described above under “U.S. Holders-Dividends.”

Adjustment of Conversion Rate
The conversion rate of the Series D Preferred Stock is subject to adjustment under certain circumstances. U.S. Treasury regulations promulgated under Section 305 of the Code would treat a U.S. holder of the Series D Preferred Stock as having received a constructive distribution includable in such U.S. holder’s income in the manner as described above under “U.S. Holders-Dividends,” above, if and to the extent that certain adjustments in the conversion rate increase the proportionate interest of a U.S. holder in our assets or our earnings and profits. For example, any decrease in the conversion price described above under “Description of Securities-Series D Preferred Stock-Conversion” would result in an upward adjustment in the conversion rate and so will generally give rise to a deemed taxable dividend to the holders of the Series D Preferred Stock to the extent of our current and accumulated earnings and profits. Thus, under certain circumstances, U.S. holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the U.S. holders of the Series D Preferred Stock will generally not be considered to result in a constructive dividend distribution.
Information Reporting and Backup Withholding
In general, information reporting will apply to dividends in respect of the Series D Preferred Stock or our Common Stock and the proceeds from the sale, exchange or other disposition of the Series D Preferred Stock or our Common Stock that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless a U.S. holder is an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if a U.S. holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.
Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. Holders
Dividends
Dividends (including distributions in the form of the Series D Preferred Stock or Common Stock taxable as dividends and any constructive distributions taxable as dividends) paid to a non-U.S. holder of the Series D Preferred Stock or our Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder of the Series D Preferred Stock or our Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if the Series D Preferred Stock or our Common Stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder of the Series D Preferred Stock or our Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
Sale or Other Disposition
Any gain realized on the disposition of the Series D Preferred Stock or our Common Stock (including, in the case of conversion, the deemed exchange that gives rise to a payment of cash in lieu of a fractional common share) generally will not be subject to U.S. federal income tax unless:

•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.
An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Conversion into Common Stock
Non-U.S. holders will generally not recognize any gain or loss in respect of the receipt of Common Stock upon the conversion of the Series D Preferred Stock, except with respect to any cash received in lieu of a fractional share that is taxable as described above under “Non-U.S. Holders-Sale or Other Disposition.”
Adjustment of Conversion Rate
As described above under “U.S. Holders-Adjustment of Conversion Rate,” adjustments in the conversion rate (or failures to adjust the conversion rate) that increase the proportionate interest of a non-U.S. holder in our earning and profits could result in deemed distributions to the non-U.S. holder that are taxed as described under “Non-U.S. Holders-Dividends.”
Federal Estate Tax
Shares of the Series D Preferred Stock and our Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.
Information Reporting and Backup Withholding
We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of the Series D Preferred Stock or our Common Stock within the United States or conducted through certain U.S.‑related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the Series D Preferred Stock or our Common Stock, as the case may be, by employee benefit plans subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, which we refer to as ERISA; plans, individual retirement accounts and other arrangements subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, which we collectively refer to as Similar Laws; and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each of which we call a Plan).
Each fiduciary of a Plan should consider the fiduciary standards of ERISA or any applicable Similar Laws in the context of the Plan’s particular circumstances before authorizing an investment in the Series D Preferred Stock or our Common Stock. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA or any applicable Similar Laws and would be consistent with the documents and instruments governing the Plan.
Section 406 of ERISA and Section 4975 of the Code prohibit Plans subject to such provisions, which we call ERISA Plans, from engaging in certain transactions involving “plan assets” with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such ERISA Plans. A violation of these “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable individual, class, statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to Similar Laws.
Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code could arise if the Series D Preferred Stock or our Common Stock were acquired or held by an ERISA Plan with respect to which a selling stockholder, we or any of their or our affiliates are a party in interest or a disqualified person. For example, if we are a party in interest or disqualified person with respect to an investing ERISA Plan (either directly or by reason of our ownership of our subsidiaries), a prohibited transaction between the investing ERISA Plan and us may be deemed to occur, unless exemptive relief were available under an applicable exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the Series D Preferred Stock or our Common Stock. Those class exemptions include:

•	PTCE 96-23-for certain transactions determined by in-house asset managers;

•	PTCE 95-60-for certain transactions involving insurance company general accounts;

•	PTCE 91-38-for certain transactions involving bank collective investment funds;

•	PTCE 90-1-for certain transactions involving insurance company separate accounts; and

•	PTCE 84-14-for certain transactions determined by independent qualified professional asset managers.
No assurance can be made that all of the conditions of any such exemptions will be satisfied.
Because of the possibility that direct or indirect prohibited transactions or similar violations of applicable Similar Laws could occur as a result of the purchase or holding of the Series D Preferred Stock or our Common Stock by a Plan, neither the Series D Preferred Stock nor our Common Stock may be purchased or held by any Plan, or any person investing the assets of any Plan, unless its purchase and holding of any such securities will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code or a similar violation of any applicable Similar Laws. Each purchaser and holder of the Series D Preferred Stock or our Common Stock or any interest in the Series D Preferred Stock or our Common Stock will be deemed to have represented by its purchase and holding of the Series D Preferred Stock or our Common Stock that either:

•	it is not a Plan and is not purchasing or holding the shares of such security or any interest in such security on behalf of or with the assets of any Plan; or

•
its purchase and holding of any of the shares of the Series D Preferred Stock or our Common Stock or interest in any of the Series D Preferred Stock or our Common Stock will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation of any applicable Similar Laws.

Due to the complexity of these rules and the penalties imposed upon persons involved in non-exempt prohibited transactions, it is important that any person considering the purchase or holding of the Series D Preferred Stock or our Common Stock on behalf of or with the assets of any Plan consult with its counsel regarding the consequences under ERISA, the Code and any applicable Similar Laws, whether any exemption would be applicable, and whether all conditions of such exemption have been satisfied such that the purchase and holding of the Series D Preferred Stock or our Common Stock by the Plan is entitled to full exemptive relief thereunder.
Nothing herein shall be construed as, and the sale of shares of the Series D Preferred Stock or our Common Stock to a Plan is in no respect, a representation by us or the selling stockholders that any investment in the Series D Preferred Stock or our Common Stock would meet any or all of the relevant legal requirements with respect to investment by, or is appropriate for, Plans generally or any particular Plan.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference the documents listed below that we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except as superseded, supplemented or modified by this prospectus:

•	our Annual Report on Form 10-K for the year ended March 31, 2014;

•	our Quarterly Reports on Form 10-Q for the fiscal periods ended June 30, 2013, September 30, 2013, December 31, 2013, and June 30, 2014;

•
our Current Reports on Form 8-K dated filed with the SEC on February 10, 2011, February 23, 2011, April 1, 2011, April 6, 2011, April 22, 2011, May 27, 2011, July 6, 2011, September 9, 2011, September 29, 2011, October 19, 2011, October 27, 2011, November 1, 2011, December 1, 2011, January 23, 2013, September 27, 2013, September 30, 2013, November 8, 2013, March 3, 2014, and July 1, 2014; and

•	our definitive Proxy Statement filed with the SEC on July 29, 2014.
Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.
You may obtain a copy of any of the agreements summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings without charge by written request directed to Carver Bancorp, Inc., 75 West 125th Street, New York, New York, 10027-4512, Attention: David L. Toner, or by calling Carver Bancorp, Inc. at (718) 230-2900.
You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

EXPERTS

The consolidated financial statements of Carver Bancorp, Inc. and subsidiaries as of March 31, 2014 and 2013, and for each of the years in the three-year period ended March 31, 2014, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with respect to the Series D Preferred Stock and Common Stock offered in this prospectus with the SEC in accordance with the Securities Act, and the rules and regulations enacted under its authority. In addition, we file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy materials on Schedule 14A and other information with the SEC. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any document referred to in this prospectus are not necessarily complete, and in each instance, we refer you to the full text of the document that is filed as an exhibit to the registration statement. Each statement concerning a document that is filed as an exhibit should be read along with the entire document. You may read and copy any materials that we file with the SEC, including our periodic reports and the registration statement of which this prospectus forms a part, without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at (800) 732-0330 for further information on the Public Reference Room.
The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC. The SEC’s website address is http://www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:

SEC Registration Fee	$16,898
FINRA filing fee	$—
NASDAQ Filing Fee	$—
Accounting fees and expenses	$49,000
Printing and engraving expenses	$10,000
Legal fees and expenses	$75,000
Transfer agent and registrar fees and expenses	$10,000
Miscellaneous (1)	$5,000
Total	$165,898

(1)	This amount represents additional expenses that may be incurred by the Company in connection with the offering over and above those specifically listed above, including distribution and mailing costs.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. In particular, Article X, Section 1of our Certificate of Incorporation provides:
Section 1. Actions, Suits or Proceedings Other than by or in Right of the Corporation. To the fullest extent permitted by the General Corporation Law of the State of Delaware, the Corporation shall indemnify any person who is or was or has agreed to become a director or officer of the Corporation who was or is made a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation, or by reason of any action alleged to have been taken or omitted in such capacity, and the Corporation may indemnify any other person who is or was or has agreed to become an employee or agent of the Corporation who was or is made a party to or is threatened to made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. Notwithstanding anything contained in this Article X, but subject to Section 7 hereof, the Corporation shall not be obligated to indemnify any director or officer in connection with an action, suit or proceeding, or part thereof, initiated by such person against the Corporation unless such action, suit or proceeding, or part thereof, was authorized or consented to by the Board of Directors.
Section 2. Actions or Suits by or in the Right of the Corporation. To the fullest extent permitted by the General Corporation Law of the State of Delaware, the Corporation shall indemnify any person who is or was or has agreed to become a director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation, or by reason of any action alleged to have been taken or omitted in such capacity, and the corporation may indemnify any other person who is or was or has agreed to become an employee or agent of the Corporation who was or is made a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection with defense or settlement of such action or suit and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges and expenses which the Court of Chancery or such other court shall deem proper. Notwithstanding anything contained in this Article X, but subject to Section 7 hereof, the corporation shall not be obligated to indemnify any director of officer in connection with an action or suit, or part thereof, initiated by such person against the Corporation unless such action or suit, or part thereof, was authorized or consented to by the Board of Directors.
Section 3. Indemnification for Costs, Charges and Expenses of a Successful Party. To the extent that a director, officer, employee or agent of the Corporation has been successful, on the merits or otherwise (including, without limitation, the dismissal of an action without prejudice), in defense of any action, suit or proceeding referred to in Section 1 or 2 of this Article X, or in defense of any claim, issue or matter therein, such person shall be indemnified against all costs, charges and expenses (including attorneys’ fees) actually and reasonably incurred by such person or on such person’s behalf in connection therewith.
Section 4. Indemnification for Expenses of a Witness. To the extent that any person who is or was or has agreed to become a director or officer of the Corporation is made a witness to any action, suit or proceeding to which he or she is not a party by reason of the fact that he or she was, is or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, a the written request of the Corporation, such person shall be indemnified against all costs, charges and expenses actually and reasonably incurred by such person or on such person’s behalf in connection therewith.
To the extent that any person who is or was or has agreed to become an employee or agent of the Corporation is made a witness to any action, suit or proceeding to which he or she is not a party by reason of the fact that he or she was, is or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, at the written request of the Corporation, such person may be indemnified against all costs, charges and expenses actually and reasonably incurred by such person or on such person’s behalf in connection herewith.
* * *
Section 6. Advancement of Costs, Charges and Expenses. Costs, charges and expenses (including attorneys’ fees) incurred by or on behalf of a director or officer in defending a civil or criminal action, suit or proceeding referred to in Section 1 or 2 of this Article X shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding; provided, however, that the payment of such costs, charges and expenses incurred by or on behalf of a director or officer in advance of the final disposition of such action, suit or proceeding shall be made only upon receipt of a written undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event that it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation as authorized in this Article X or by law. No security shall be required for such undertaking and such undertaking shall be accepted without reference to the recipient’s financial ability to make repayment. The majority of the directors who were not parties to such action, suit or proceeding may, upon approval of such director or officer of the Corporation, authorize the Corporation’s counsel to represent such person, in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.
* * *
Section 9. Other Rights; Continuation of Right to Indemnification; Individual Contracts. The indemnification and advancement of costs, charges and expenses provided by or granted pursuant to this Article X shall not be deemed exclusive of any other rights to which those persons seeking indemnification or advancement of costs, charges and expenses may be entitled under law (common or statutory) or by any Bylaw, agreement, policy of indemnification insurance or vote of stockholders or directors or otherwise, both as to action in his or her official capacity and as to action in any other capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the legatees, heirs, distributes, executors and administrators of such person. Nothing contained in this Article X shall be deemed to prohibit the Corporation from entering into, and the Corporation is specifically authorized to enter into, agreements with directors, officers, employees and agents providing indemnification rights and procedures different from those set forth herein. All rights to indemnification under this Article X shall be deemed to be a contract between the Corporation and each director, officer, employee or agent of the Corporation who serves or served in such capacity at any time while this Article X is in effect.
* * *
Section 11. Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Corporation against any costs, charges or expenses, liability or loss incurred by such person in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify such person against such costs, charges or expenses, liability or loss under the Certificate of Incorporation or applicable law; provided, however, that such insurance is available on acceptable terms as determined by the Board. To the extent that any director, officer, employee or agent is reimbursed by an insurance company under an indemnification insurance policy for any costs, charges, expenses (including attorney’s fees), judgments, fines and amounts paid in settlement to the fullest extent permitted by any applicable portion of this Article X, the Bylaws, any agreement, the policy or indemnification insurance or otherwise, the Corporation shall not be obligated to reimburse the person to be indemnified in connection with such proceeding.
Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.
“Section 145. Indemnification of officers, directors, employees and agents; insurance.

a.
    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

b.
    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

c.
    To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

d.
    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

e.
    Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

f.
    The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

g.
    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

h.
    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

i.
    For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

j.
    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

k.
    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to our bylaws, we also maintain a directors’ and officers’ insurance policy which insures our directors and officers against liability asserted against such person in such capacity whether or not such directors or officers have the right to indemnification pursuant to the Delaware General Corporation Law.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

On June 29, 2011, the Company completed the sale of 55,000 shares of Series C Preferred Stock to certain institutional investors for an aggregate cash purchase price of $55,000,000. The offer and sale of the Series C Preferred Stock was conducted pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

On October 28, 2011, (a) the outstanding 55,000 shares of Series C Preferred Stock automatically converted into (i) 1,208,039 shares of common stock (after giving effect to a 1-for-15 reverse stock split that was effected as of October 27, 2011), and (ii) 45,118 shares of Series D Preferred Stock; and (b) the outstanding 18,980 shares of Series B Preferred Stock were exchanged for 2,321,286 shares of common stock (after giving effect to a 1-for-15 reverse stock split that was effected as of October 27, 2011), in each case pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

3.1(a)	Certificate of Incorporation of Carver Bancorp, Inc. (1)
3.1(b)	Certificate of Amendment to the Certificate of Incorporation of Carver Bancorp, Inc.(2)
3.2	Second Amended and restated Bylaws of Carver Bancorp, Inc.(6)
4.1	Stock Certificate of Carver Bancorp, Inc. (1)
4.2(a)	Certificate of Designations for the Fixed Rate Cumulative Perpetual Preferred Stock, Series B (12)
4.2(b)
Certificate of Designations for the Mandatorily Convertible Non-Voting Participating Preferred Stock, Series C and the Convertible Non-Cumulative Non-Voting Participating Preferred Stock, Series D.(14)

5.1	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding the legality of the securities being issued. (**)
10.1	Carver Bancorp, Inc. 1995 Stock option Plan, effective as of September 12, 1995 (1)(*)
10.2	Form of Stock Purchase Agreement. (14)
10.3	Form of Stockholder Rights Agreement. (14)
10.4	Carver Federal Savings Bank Retirement Income Plan, as amended and restated effective as of January 1, 1997 and as further amended through January 1, 2001 (5)(*)
10.5
Exchange Agreement, dated June 29, 2011, between Carver Bancorp, Inc. and the United States Department of the Treasury, with respect to the exchange of the Series B Fixed Rate Cumulative Perpetual Preferred Stock for shares of common stock. (14)

10.6
Letter Agreement dated January 16, 2009 between Carver Bancorp, Inc. and the United States Department of the Treasury, including the Securities Purchase Agreement - Standard Terms, with respect to the issuance and sale of the Fixed Rate Cumulative Perpetual Preferred Stock. (13)

10.7	Carver Federal Savings Bank 401(k) Savings Plan in RSI Retirement Trust, as amended and restated effective as of January 1, 1997 and including provisions effective through January 2, 2002 (5) (*)
10.8	Form of Waiver, executed by each of Deborah C. Wright, Charles F. Koehler, Mark A. Ricca, James H. Bason and Susan M. Iffil. (13) (*)
10.9
Letter Agreement dated August 27, 2010 between Carver Bancorp, Inc. and the United States Department of the Treasury, including the Exchange Agreement - Standard Terms, with respect to the exchange of the Series A Fixed Rate Cumulative Perpetual Preferred Stock for the Series B Fixed Rate Cumulative Perpetual Preferred Stock. (12)

10.10	Carver Federal Savings Bank Deferred Compensation Plan, effective as of August 10, 1993 (1) (*)

10.11	Carver Federal Savings Bank Retirement Plan for Non-employee Directors, effective as of October 24, 1994 (1)(*)
10.12	Carver Bancorp, Inc. Management Recognition Plan, effective as of September 12, 1995 (1) (*)
10.13	Carver Bancorp, Inc. Incentive Compensation Plan, effective as of September 12, 1995 (1) (*)
10.14	Amendment to the Carver Bancorp, Inc. 1995 Stock Option Plan (3) (*)
10.15	Amended and Restated Employment Agreement by and between Carver Federal Savings Bank and Deborah C. Wright, entered into as of June 1, 1999 (4) (*)
10.16	Amended and Restated Employment Agreement by and between Carver Bancorp, Inc. and Deborah C. Wright, entered into as of June 1, 1999 (4) (*)
10.17	Form of Letter Employment Agreement between Executive Officers and Carver Bancorp, Inc. (4) (*)
10.18	Carver Bancorp, Inc. Compensation Plan for Non-Employee Directors (5) (*)
10.19	Amendment Number One to Carver Federal Savings Bank Retirement Income Plan, as amended and restated effective as of January 1, 1997 and as further amended through January 1, 2001 (5)
10.20	First Amendment to the Restatement of the Carver Federal Savings Bank 401(k) Savings Plan (5) (*)
10.21	Second Amendment to the Restatement of the Carver Federal Savings Bank 401(k) Savings Plan for EGTRRA (5) (*)
10.22	Guarantee Agreement by and between Carver Bancorp, Inc. and U.S. Bank National Association, dated as of September 17, 2003 (16)
10.23
Amended and Restated Declaration of Trust by and among, U.S. Bank National Association, as Institutional Trustee, Carver Bancorp, Inc., as Sponsor, and Linda Dunn, William Gray and Deborah Wright, as Administrators, dated as of September 17, 2003 (16)

10.24	Indenture, dated as of September 17, 2003, between Carver Bancorp, Inc., as Issuer, and U.S. Bank National Association, as Trustee (16)
10.25	Second Amendment to the Carver Bancorp, Inc. Management Recognition Plan, effective as of September 23, 2003 (17)(*)
10.26	Amended Share Voting Stipulation and Undertaking made by Carver Bancorp, Inc. in favor of the OTS, made as of April 22, 2004 (17)
10.27	Trust Agreement between Carver Bancorp, Inc. and American Stock & Transfer Trust Company, dated May 3, 2004 (17)
10.28	First Amendment to the Carver Bancorp, Inc. Retirement Income Plan, effective as of March 28, 2005 (7) (*)
10.29	Sixth Amendment to the Carver Bancorp, Inc. Employee Stock Ownership Plan, effective as of March 28, 2005 (7) (*)
10.30	Carver Bancorp, Inc. 2006 Stock Incentive Plan, effective as of September 12, 2006 (9) (*)
10.31	Performance Compensation Plan of Carver Bancorp, Inc. effective as of December 14, 2006 (18) (*)
10.32	Amendment to the Carver Bancorp, In. Stock Incentive Plan (11) (*)
10.33	Amendment to the Carver Bancorp, Inc. Performance Compensation Plan (11) (*)
10.34	First Amendment to the Employment Agreement entered into as of June 1, 1999 between Carver Bancorp, Inc. and Deborah C. Wright (11) (*)
10.35	First Amendment to the Employment Agreement entered into as of June 1, 1999 between Carver Federal Savings Bank and Deborah C. Wright (11) (*)
10.36	Order to Cease and Desist, dated February 7, 2011, issued to Carver Bancorp, Inc. by the Office of Thrift Supervision (19)
10.37	Stipulation and Consent to Issuance of Order to Cease and Desist, by and between Carver Bancorp, Inc. and the Office of Thrift Supervision(19)
10.38	Order to Cease and Desist, dated February 7, 2011, issued to Carver Federal Savings Bank by the Office of Thrift Supervision (19)
10.39	Stipulation and Consent to Issuance of Order to Cease and Desist, by and between Carver Federal Savings Bank and the Office of Thrift Supervision (19)
21.1	Subsidiaries of the Registrant (15)
23.1	Consent of KPMG, LLP
23.2	Consent of Luse Gorman Pomerenk & Schick, P.C. (included in Exhibit 5.1)

24	Power of Attorney (included on the signature page)

(*)    Management Contract or Compensatory Plan.
(**)    Previously filed.
(1)    Incorporated herein by reference to Registration Statement No. 333-5559 on Form S-4 of the Registrant filed with the Commission on June 7, 1996.
(2)    Incorporated herein by reference to the Exhibits to the Registrant’s Current Report on Form 8-K filed with the Commission on November 1, 2011.
(3)    Incorporated herein by reference to the Registrant's Proxy Statement dated January 25, 2001.
(4)    Incorporated herein by reference to the Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2001.
(5)    Incorporated herein by reference to the Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2003.
(6)    Incorporated herein by reference to the Exhibits to the Registrant's Current Report on Form 8-K filed with the Commission on December 19, 2007.
(7)    Incorporated herein by reference to the Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2005.
(8)    Incorporated herein by reference to the Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2006.
(9)    Incorporated herein by reference to the Exhibits to the Registrant's Definitive Proxy Statement on Form 14A filed with the Securities and Exchange Commission on July 31, 2006.
(10)    Incorporated herein by reference to the Exhibits to the Registrant's Current Report on Form 8-K filed with     the Commission on December 19, 2006.
(11)    Incorporated herein by reference to the Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2009.
(12)    Incorporated herein by reference to the Exhibits to the Registrant's Current Report on Form 8-K filed with the Commission on September 2, 2010.
(13)    Incorporated herein by reference to the Exhibits to the Registrant's Current Report on Form 8-K filed with the Commission on January 22, 2009.
(14)     Incorporated herein by reference to the Exhibits to the Registrant's Current Report on Form 8-K filed with the Commission on July 6, 2011.

(15)	Incorporated herein by reference to the Exhibits to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014.

(16)	Incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
(17)    Incorporated herein by reference to the Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2004.
(18)    Incorporated herein by reference to the Exhibits to the Registrant's Current Report on Form 8-K filed with     the Commission on December 19, 2006.
(19)    Incorporated herein by reference to the Exhibits to the Registrant’s Current Report on Form 8-K filed with the Commission on February 10, 2011.

Item 17.        Undertakings

The undersigned Registrant hereby undertakes:

1.	To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:
i.To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
ii.To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
iii.To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statement relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.
That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 18th day of August, 2014.

CARVER BANCORP, INC.

By: /s/ Deborah C. Wright
Deborah C. Wright
Chairman and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Carver Bancorp, Inc. (the “Company”) hereby severally constitute and appoint Deborah C. Wright as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Deborah C. Wright may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Deborah C. Wright shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Name	Position	Date

By:	/s/ Deborah C. Wright	Chairman and Chief Executive Officer (Principal Executive Officer)	August 18, 2014
Deborah C. Wright

By:	/s/ David L. Toner	First Senior Vice President and Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	August 18, 2014
David L. Toner

By:	*Samuel J. Daniel	Director	August 18, 2014
Samuel J. Daniel

By:	*Robert Holland, Jr.	Director	August 18, 2014
Robert Holland, Jr.

By:	*Pazel G. Jackson	Director	August 18, 2014
Pazel G. Jackson

By:	*Janet L. Rolle`	Director	August 18, 2014
Janet L. Rolle`

By:	*Robert R. Tarter	Director	August 18, 2014
Robert R. Tarter

By:	*Susan H. Tohbe	Director	August 18, 2014
Susan H. Tohbe

By:	*Ingrid LaMae deJongh	Director	August 18, 2014
Ingrid LaMae deJongh

By:	*Lewis P. Jones III	Director	August 18, 2014
Lewis P. Jones III

By:	*Kenneth J. Knuckles	Director	August 18, 2014
Kenneth J. Knuckles

By:	*Colvin W. Grannum	Director	August 18, 2014
Colvin W. Grannum
* By /s/ Deborah C. Wright

Deborah C. Wright
Attorney-in-fact